UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Second quarter 2018 earnings release of Banco Santander (México), S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

2.	Second quarter 2018 earnings presenation of Banco Santander (México), S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: July 30, 2018

Item 1

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 2Q18 Consolidated Results

III.	Analysis of 2Q18 Consolidated Results

IV.	Relevant Events & Relevant Activities and Transactions

V.	Awards & Recognitions

VI.	Sustainability and Social Responsibility

VII.	Credit Ratings

VIII.	2Q18 Earnings Call Dial-In Information

IX.	Analysts Coverage

X.	Definition of Ratios

XI.	Consolidated Financial Statements

XII.	Notes to Consolidated Financial Statements

XIII.	Events after the reporting period- Pro forma Financial Statements

Earnings Release | 2Q.2018	1
Banco Santander México

Banco Santander México Reports Second Quarter 2018 Net Income of Ps.5,171 Million

-	Maintaining focus on profitable growth and executing our investment plan
-	Continuing with our strategy of digitalization, transforming our distribution network, building customer loyalty and cross-selling
-	Net income growth mainly driven by net interest income, fees and lower provisions
-	Strong loan growth across all segments, but stronger in high-margin loans
-	Deposits continue to outpace loan growth leading to an improvement in deposit structure
-	Maintaining focus on asset quality

Mexico City – July 26th, 2018, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as succesor of Grupo Financiero Santander México, S.A.B. de C.V. (NYSE: BSMX; BMV: BSMX before SANMEX), (“Banco Santander México”), today announced financial results for the three-month and six-month periods ending June 30th, 2018.

Banco Santander México reported net income for 2Q18 of Ps.5,171 million, representing a YoY increase of 12.1% and a QoQ increase of 9.4%.

HIGHLIGHTS
Results (Million pesos)	2Q18	1Q18	2Q17	%QoQ	%YoY	6M18	6M17	%YoY
Net interest income	14,795	14,615	13,506	1.2	9.5	29,410	26,926	9.2
Fee and commission, net	4,262	4,069	4,003	4.7	6.5	8,331	7,766	7.3
Core revenues	19,057	18,684	17,509	2.0	8.8	37,741	34,692	8.8
Provisions for loan losses	4,667	4,946	5,241	(5.6)	(11.0)	9,613	10,375	(7.3)
Administrative and promotional expenses	8,845	8,218	7,806	7.6	13.3	17,063	15,131	12.8
Net income	5,171	4,727	4,611	9.4	12.1	9,898	9,086	8.9
Net income per share1 / 3	0.76	0.70	0.06	8.6	—	1.46	0.11	—

Balance Sheet Data (Million pesos)	2Q18	1Q18	2Q17	%QoQ	%YoY	6M18	6M17	%YoY
Total assets	1,378,611	1,288,249	1,208,211	7.0	14.1	1,378,611	1,208,211	14.1
Total loans	652,251	630,999	589,910	3.4	10.6	652,251	589,910	10.6
Deposits	698,118	665,100	617,793	5.0	13.0	698,118	617,793	13.0
Shareholders´ equity	122,520	122,132	112,866	0.3	8.6	122,520	112,866	8.6

Key Ratios (%)	2Q18	1Q18	2Q17	bps QoQ	bps YoY	6M18	6M17	bps YoY
Net interest margin	5.27%	5.52%	5.29%	(25)	(2)	5.39%	5.28%	1
Net loans to deposits ratio	90.56%	91.88%	92.22%	(132)	(166)	90.56%	92.22%	(166)
ROAE	17.33%	15.87%	16.76%	146	57	16.58%	16.51%	7
ROAA	1.53%	1.45%	1.43%	8	10	1.47%	1.41%	6
Efficiency ratio	43.46%	42.88%	41.23%	58	223	43.18%	40.76%	242
Capital ratio	15.52%	15.71%	16.17%	(19)	(65)	15.52%	16.17%	(65)
NPLs ratio	2.46%	2.43%	2.29%	3	17	2.46%	2.29%	17
Cost of Risk	2.94%	3.17%	3.55%	(23)	(61)	3.03%	3.51%	(48)
Coverage ratio	124.79%	129.48%	149.68%	(469)	(2,489)	124.79%	149.68%	(2,489)

Operating Data	2Q18	1Q18	2Q17	%QoQ	%YoY	6M18	6M17	%YoY
Branches	1,220	1,219	1,228	0.1	(0.7)	1,220	1,228	(0.7)
Branches and offices[2]	1,376	1,375	1,374	0.1	0.1	1,376	1,374	0.1
ATMs	7,778	7,506	7,016	3.6	10.9	7,778	7,016	10.9
Customers	16,231,111	15,857,837	14,358,756	2.4	13.0	16,231,111	14,358,756	13.0
Employees[3]	18,268	17,829	14,758	2.5	23.8	18,268	14,758	23.8
Employees - Group	18,268	17,829	17,209	2.5	6.2	18,268	17,209	6.2

1) Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.
2) Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.
3) 2017 information refers to Banco Santander México before corporate reorganization. As of 1Q18, all employees from the rest of subsidiaries are already registered at the bank.

Earnings Release | 2Q.2018	2
Banco Santander México

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “We have delivered another solid quarter with robust performance across the board, a pick-up in loans and deposits, higher gross operating income, and strong asset quality.

Deposits performed particularly well, up 13% year-on-year and 5% sequentially, expanding above market growth. Our strategy to attract deposits through the successful Santander Plus program, along with our customer centric approach and digitalization initiatives to expand payroll accounts continues to deliver good results. Moreover, the expansion in deposits from individuals (both demand and term deposits) is outpacing growth in corporate deposits – a critical step to achieving our goal of increasing exposure to retail clients.

We are also pleased with the accelerated growth we have achieved in high margin loan segments, while consistently reducing cost of risk during the past three quarters and keeping healthy asset quality levels. While the implementation of our strategic initiatives is impacting our near-term efficiency, our strategic focus has still allowed us to turn in higher profitability this quarter, expanding ROE north of 16.5% in the first half of the year.

Looking ahead, the positive overall economic environment, sound macro dynamics, promising consumer trends, and lower short-term uncertainty, leads us to take a more constructive view. As one of the leading banks in the Mexican financial system, we are well positioned to significantly expand our retail customer base as we continue to leverage our strong position in SMEs, Middle-Markets, and Corporate Investment Banking.

Working towards our goal of attracting new customers and reducing attrition while becoming a market leader in profitability, we are enhancing the customer experience, developing a culture of quality across the organization, and implementing our digitalization initiatives, while also improving our infrastructure and processes. We are committed to the development of our business in Mexico, and we look forward to sharing additional updates with you as we continue to make headway on our strategic initiatives.”

Earnings Release | 2Q.2018	3
Banco Santander México

SUMMARY OF SECOND QUARTER 2018 CONSOLIDATED RESULTS

Loan portfolio

Banco Santander México’s total loan portfolio as of 2Q18 increased YoY by 10.6% or Ps.62,341 million, to Ps.652,251 million, and 3.4% or Ps.21,252 million, on a sequential basis.

In 2Q18, Banco Santander México saw strong growth in total loans, with a particularly strong performance in high-margin loans, reflecting our emphasis on profitability despite intense competition in some markets. Middle-market, corporates, SMEs, and consumer loan growth remained solid, supported by continuous resilient domestic demand and commercial initiatives. Meanwhile, financial institutions and government loan growth posted strong growth without sacrificing profitability.

Deposits

In 2Q18, deposits, which represent 84.8% of our total funding1, increased 13.0% YoY and 5.0% sequentially. The Company maintains its focus on increasing its deposits, with a heightened focus on individual demand and term deposits, which grew by 14.9% and 23.1%, respectively.

The loans to deposits ratio stood at 90.56% in 2Q18, which compares with 92.22% in 2Q17 and 91.88% in 1Q18, providing Banco Santander México with a comfortable funding position to leverage future growth opportunities.

In 2Q18, demand deposits represented 67.1% of total deposits compared with 69.3% in 2Q17 and 67.0% in 1Q18, and grew 9.5% YoY and 5.1% sequentially. Term deposits, in turn, increased 21.0% YoY and 4.7% QoQ, driven by the higher interest rate environment.

Total Deposits

(million pesos)

+13.0%
698,118
+5.0%
665,100
647,854
626,641
617,793
Term
Demand
30.7%
69.3%
31.3%
68.7%
33.0%
67.0%
33.0%
67.0%
32.9%
67.1%
2Q17
3Q17
4Q17
1Q18
2Q18

____________________

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 2Q.2018	4
Banco Santander México

Net income

Banco Santander México reported net income for 2Q18 of Ps.5,171 million, representing increases of 12.1% YoY and 9.4% QoQ, reflecting a strong performance in financial margin, and commission and fee income, along with lower provisions for loan losses.

Net income statement
Million pesos				% Variation				% Variation
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	18/17
Net interest income	14,795	14,615	13,506	1.2	9.5	29,410	26,926	9.2
Provisions for loan losses	(4,667)	(4,946)	(5,241)	(5.6)	(11.0)	(9,613)	(10,375)	(7.3)
Net interest income after provisions for loan losses	10,128	9,669	8,265	4.7	22.5	19,797	16,551	19.6
Commission and fee income, net	4,262	4,069	4,003	4.7	6.5	8,331	7,766	7.3
Net gain (loss) on financial assets and liabilities	1,049	288	1,069	264.2	(1.9)	1,337	2,048	(34.7)
Other operating income	244	192	355	27.1	(31.3)	436	384	13.5
Administrative and promotional expenses	(8,845)	(8,218)	(7,806)	7.6	13.3	(17,063)	(15,131)	12.8
Operating income	6,838	6,000	5,886	14.0	16.2	12,838	11,618	10.5
Income taxes (net)	(1,667)	(1,273)	(1,275)	31.0	30.7	(2,940)	(2,532)	16.1
Net income	5,171	4,727	4,611	9.4	12.1	9,898	9,086	8.9
Effective tax rate (%)	24.38	21.22	21.66			22.90	21.79

2Q18 vs 2Q17

The 12.1% year-on-year increase in net income was principally driven by:

i)	A 9.5% or Ps.1,289 million increase in net interest income, mainly reflecting a focus on high-margin segments, along with higher interest rates, and progress on our strategic initiatives;

ii)	An 11.0% or Ps.574 million decrease in provisions for loan losses, mainly driven by good performance in the consumer and corporate loan portfolios; and

iii)	A 6.5% or Ps.259 million increase in net commissions and fees, mainly resulting from insurance, collection services, account management, foreign trade, investment funds, and debit and credit cards fees.

Earnings Release | 2Q.2018	5
Banco Santander México

The increase in net income was partially offset by:

i)	A 13.3% or Ps.1,039 million increase in administrative and promotional expenses, mainly due to higher personnel expenses, depreciation and amortization, taxes and duties, cash protection, professional fees, leasehold and contributions to IPAB;

ii)	A 31.3% or Ps.111 million decrease in other operating income, mainly resulting from higher provisions for legal and tax contingencies, and lower recoveries of previously written-off loans; and

iii)	A 1.9% or Ps.20 million decrease in net gains on financial assets and liabilities, mainly resulting from market volatility and a difficult comparison in 2Q17.

Gross operating income

Banco Santander México’s gross operating income for 2Q18 totaled Ps.20,106 million, representing increases of 8.2% YoY and 6.0% QoQ, reflecting strong performance in core revenues, partly offset by a decline in net gains on financial assets and liabilities, which contributed 5.2% of gross operating income in 2Q18, coming from 5.8% in 2Q17.

Gross operating income is broken down as follows:

Breakdown gross operating income (%)
				Variation bps
	2Q18	1Q18	2Q17	QoQ	YoY
Net Interest Income	73.58	77.03	72.70	(345)	88
Net Commissions and Fees	21.20	21.45	21.55	(25)	(35)
Net Gains on Financial Assets and Liabilities	5.22	1.52	5.75	370	(53)
Gross Operating Income*	100.00	100.00	100.00
*Does not include other income

Return on average equity (ROAE)

ROAE for 2Q18 increased by 57 basis points to 17.33% from 16.76% reported in 2Q17, and 146 basis points from 15.87% in 1Q18, mainly reflecting the solid growth in total revenues, lower provisions and the Ps.4.3 billion dividend payment in June 2018.

Earnings Release | 2Q.2018	6
Banco Santander México

Strategic initiatives and commercial actions

In December 2016, Santander México announced plans to invest around Ps.15 billion between 2017 and 2019, in addition to recurring investments and commercial actions to support the goal of becoming its clients’ primary bank, and Mexico’s market leader in sustainable, profitable growth. In the center of the strategy are included the commercial transformation of our distribution network, digitalization, and attraction and loyalty of new customers, as well as expanding our value offer with new products and services.

The investment plan is concentrated on three key initiatives:

➢	Transformation of our distribution network and investment in infrastructure including next generation technology.

▪	Continuous improvement of our technological platforms and infrastructure, such as the “Spotlight” factory that develops digital solutions improves and digitalizes products and processes to benefit customers and collaborators. The end goal of this initiative is to deliver better quality products and services that reduce costs, increase our client base, retain customers, and increase their loyalty.

▪	Extending our footprint of full-function ATMs and the ongoing strengthening of CRM capabilities. As of June, we had 563 full-function ATMs in operation. Our goal is to reach 800 by year-end.

▪	Kickoff of our new distribution model for branches as part of our commercial program “Movimiento Santander”, which was launched at the beginning of the year. The aim is to renovate 300 branches in the year, of which 161 have already been renovated, with the new “SmartRed” concept. These branches promote the use of digital and self-service channels.

▪	Upgrading our mobile app (“Súper Movil”), introducing during the quarter new functionalities as access and registration to Santander Plus, as well payroll portability and credit card claims.

▪	During the quarter we incorporated new functionalities into our “Super Wallet” mobile app like real time balance inquiry, and activation and block of credit cards, in conjunction with existing initiatives such as "Super Digital" and "Super Connect". All of these initiatives are aligned with our digital transformation to offer a better digital experience for our customers.

➢	On the retail front, the initiatives are aimed at boosting customer acquisition, cross-selling, and building loyalty.

▪	Increase in our service coverage to clients through agreements with new convenience stores, reaching 30,700 points of service.

▪	During the quarter, we launched the “Digital Payroll transformation” plan to offer a better service to our customers with efficiencies in time, costs and processes. This initiative significantly reduces the time to open massive accounts ensuring customer contactability and immediate access to digital channels.

▪	Additionally, we launched “Hipoteca Plus” with the objective of rewarding our new loyal customers with the lowest rate on the market.

▪	In order to continue attracting and increasing client loyalty, benefits for Santander Plus customers have been extended with initiatives related to credit loans, insurance, and commercial alliances with retail companies, reflecting Santander’s strategy to become its clients’ primary bank.

Earnings Release | 2Q.2018	7
Banco Santander México

-	Santander Plus continues to perform well. Over 3.8 million customers have now enrolled on this program, out of which 54% are new.

-	The Santander-Aeroméxico co-branded card has also been very successful, with over 885,000 cardholders, out of which 38% are new.

-	The "Select Me” Program seeks to promote women's empowerment, including solutions that facilitate their day-to-day and professional development.

▪	In SMEs, since the last quarter, we opened the first digital account for companies with the simplified corporate structure “SAS” created by the Ministry of Economy, becoming the first Mexican bank to do so. We also launched the “Paquete Emprendedor” with costs and benefits according to the needs of the segment.

▪	Separately, in the commercial business, Santander Mexico continued to consolidate its leading positions in key markets, such as SMEs and Middle-market. In Corporate and Investment Banking the objective is to become one of the top three players in the market.

➢	Additionally, our value proposition is complemented by new businesses, such as auto financing, distribution of third-party insurance products to mid-market clients and the financial inclusion program.

▪	With regards to our financial inclusion program, “TUIIO”, at the end of June we had 15 branches in operation in the states of Mexico, Morelos and Guerrero, with more than 5,000 customers and an average of eight clients per group, accounting for an approximate loan portfolio of Ps.19 million.

▪	With regards to our auto loans and insurance for middle-market companies, we are running pilot programs that are have been well received by our customers.

Customers
(Thousands)				% Variation
	Jun 18	Mar 18	Jun 17	QoQ	YoY
Loyal Customers[1]	2,235	2,145	1,857	4.2	20.4
Digital Customers[2]	2,239	2,113	1,692	6.0	32.2
Santander Plus	3,869	3,512	1,981	10.2	95.3
Santander - Aeroméxico	885	862	658	2.7	34.6

1 Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

2 Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

Earnings Release | 2Q.2018	8
Banco Santander México

ANALYSIS OF SECOND QUARTER 2018 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio shows a solid performance across all our core businesses and a strong focus on profitability.

Portfolio Breakdown
Million pesos				% Variation
	2Q18	1Q18	2Q17	QoQ	YoY
Commercial	408,339	391,778	359,533	4.2	13.6
Middle-market	174,750	164,713	152,303	6.1	14.7
Corporates	86,859	90,692	76,949	(4.2)	12.9
SMEs	76,915	72,947	69,614	5.4	10.5
Government & Financial Entities	69,815	63,426	60,667	10.1	15.1

Individuals	243,912	239,221	230,377	2.0	5.9
Consumer	108,800	106,871	102,997	1.8	5.6
Credit Cards	55,037	53,795	52,128	2.3	5.6
Other Consumer	53,763	53,076	50,869	1.3	5.7
Mortgages	135,112	132,350	127,380	2.1	6.1
Total	652,251	630,999	589,910	3.4	10.6

Total loan portfolio rose by 10.6% or Ps.62,341 million YoY, to Ps.652,251 million in 2Q18. On a sequential basis, the total loan portfolio increased by 3.4% or Ps.21,252 million.

Consumer and credit card loans, remained healthy despite increased competition, supported by resilient demand and commercial initiatives. Payroll loans increased 12.5% YoY above market growth. Meanwhile middle-market and SMEs loans posted a solid performance, increasing 14.7% and 10.5% YoY respectively.

In 2Q18, loans to government and financial entities increased 15.1% YoY and represented 10.7% of the loan book, in line with our focus on profitable growth. Corporate loans represented 13.3% of the loan book and rose 12.9% or Ps.9,910 million YoY, showing a solid performance. Sequentially, corporate loans decreased by 4.2% while loans to government and financial entities increased by 10.1%.

Finally, mortgage loans showed a slight acceleration during the quarter and increased 6.1% YoY and 2.1% sequentially, but were still affected by the run-off of the acquired portfolios, which represented approximately 8.5% of the total mortgage portfolio. Excluding this effect, the mortgage portfolio would have increased 8.3% YoY.

Earnings Release | 2Q.2018	9
Banco Santander México

As of 2Q18, middle-market and SMEs loans inceased their share in the total loan portfolio to 38.6%, given that these segments grew twice faster than individual loans.

Loan portfolio breakdown
Million pesos
	2Q18%		1Q18%		2Q17%
Performing loans
Commercial	402,745	61.7	386,451	61.2	354,992	60.2

Individuals	233,457	35.8	229,199	36.3	221,427	37.5
Consumer	104,354	16.0	102,715	16.3	98,826	16.8
Credit cards	52,608	8.1	51,523	8.2	49,843	8.4
Other consumer	51,746	7.9	51,192	8.1	48,983	8.3
Mortgages	129,103	19.8	126,484	20.0	122,601	20.8
Total performing loans	636,202	97.5	615,650	97.6	576,419	97.7

Non-performing loans
Commercial	5,594	0.9	5,327	0.8	4,541	0.8

Individuals	10,455	1.6	10,022	1.6	8,950	1.5
Consumer	4,446	0.7	4,156	0.7	4,171	0.7
Credit cards	2,429	0.4	2,272	0.4	2,285	0.4
Other consumer	2,017	0.3	1,884	0.3	1,886	0.3
Mortgages	6,009	0.9	5,866	0.9	4,779	0.8
Total non-performing loans	16,049	2.5	15,349	2.4	13,491	2.3

Total loan portfolio
Commercial	408,339	62.6	391,778	62.1	359,533	60.9

Individuals	243,912	37.4	239,221	37.9	230,377	39.1
Consumer	108,800	16.7	106,871	16.9	102,997	17.5
Credit cards	55,037	8.4	53,795	8.5	52,128	8.8
Other consumer	53,763	8.2	53,076	8.4	50,869	8.6
Mortgages	135,112	20.7	132,350	21.0	127,380	21.6
Total loan portfolio	652,251	100.0	630,999	100.0	589,910	100.0

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 62.6% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 51.9% of the total loan portfolio.

As of 2Q18, commercial loans increased 13.6% YoY, driven by middle-market companies, corporates and SMEs loans. Mid-market, corporate and SMEs loans posted 14.7%, 12.9%, and 10.5% YoY growth rates, respectively. Regarding SMEs loans, during the quarter we launched the first digital SME account under a simplified legal framework recently stablished by the Ministry of Economy, becoming the first bank in Mexico with this service. In addition, we launched “Paquete Emprendedor” a product with costs and benefits according to this segment. At the same time, the SMEs portfolio continues to reflect our strategy of targeting mid-to large-sized SMEs maintaining a risk-return focus, while carrying out refinancing campaigns with clients that have a good credit rating. Finally, loans to government and financial entities increased 15.1% YoY.

Loans to government and financial entities show sequential and YoY increases, given that 2Q17 and 1Q18 were affected by important prepayments.

Earnings Release | 2Q.2018	10
Banco Santander México

The Individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 37.4% of the total loan portfolio, and increased 5.9% YoY – an indication of resilient consumer demand and strong competition in these markets. Mortgage, credit card, and consumer loans, represented 20.7%, 8.4%, and 8.2% of the total loan portfolio, respectively.

Consumer loans increased 5.6% YoY and 1.8% QoQ, reflecting strong performance in payroll loans which increased 12.5% YoY, as the Company gained traction in its efforts to attract new payroll accounts by leveraging its strong franchise in corporate and middle-market along with its Santander Plus program. Growth in personal loans decreased 2.3% YoY and 2.2% sequentially.

Credit cards loans grew 5.6% YoY and 2.3% sequentially. The YoY growth is mainly supported by more frequent usage of the Company’s full suite of credit cards, though this is not fully reflected in loan growth as a large number of customers continued to pay their balances in full during the quarter. The Santander-Aeroméxico co-branded card continues to perform well, contributing to volume growth.

Finally, mortgage loans continued showing a slight acceleration and increasead 6.1% YoY and 2.1% sequentially, but were still affected by the run-off of the acquired portfolios, which represented approximately 8.5% of the total mortgage portfolio. Excluding this effect, the mortgage portfolio would have increased 8.3% YoY.

In addition, during the quarter we launched “Hipoteca Plus”, our new mortgage product which rewards new loyal customers with the lowest rate in the market - 8.59%. “Hipoteca Plus” rewards customers who keep their payroll and other financial products with us.

Total Deposits

Total deposits at the end of 2Q18 amounted to Ps.698,118 million, representing increases of 13.0% YoY and 5.0% sequentially. Demand deposits reached Ps.468,651 million, growing 9.5% YoY and 5.1% sequentially. Individual demand deposits rose 14.9% YoY, allowing us to improve the deposit mix. Term deposits reached Ps.229,467 million, up 21.0% YoY and 4.7% QoQ. Individual term deposits grew 23.1% YoY and 4.6% QoQ, benefiting from a higher interest rate environment.

The Company’s initiatives focused on offering innovative products and a client-centric approach for Individuals and SMEs, are driving deposit growth resulting in a 17.7% and 25.2% YoY expansion, respectively.

Earnings Release | 2Q.2018	11
Banco Santander México

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	18/17
Interest on funds available	821	703	685	16.8	19.9	1,524	1,310	16.3
Interest on margin accounts	220	296	285	(25.7)	(22.8)	516	609	(15.3)
Interest and yield on securities	4,847	4,339	4,955	11.7	(2.2)	9,186	9,055	1.4
Interest and yield on loan portfolio – excluding credit cards	16,166	15,796	14,157	2.3	14.2	31,962	27,667	15.5
Interest and yield on loan portfolio related to credit card transactions	3,500	3,180	3,109	10.1	12.6	6,680	6,100	9.5
Commissions collected on loan originations	149	151	229	(1.3)	(34.9)	300	477	(37.1)
Interest and premium on sale and repurchase agreements and securities loans	1,814	1,523	754	19.1	140.6	3,337	1,689	97.6
Interest income	27,517	25,988	24,174	5.9	13.8	53,505	46,907	14.1

Daily average interest earnings assets	1,123,177	1,059,520	1,021,629	6.0	9.9	1,091,349	1,020,590	6.9

Interest from customer deposits – demand deposits	(2,576)	(2,382)	(2,111)	8.1	22.0	(4,958)	(3,835)	29.3
Interest from customer deposits – time deposits	(3,726)	(3,336)	(2,433)	11.7	53.1	(7,062)	(4,734)	49.2
Interest from credit instruments issued	(691)	(678)	(668)	1.9	3.4	(1,369)	(1,321)	3.6
Interest on bank and other loans	(972)	(874)	(858)	11.2	13.3	(1,846)	(1,658)	11.3
Interest on subordinated capital notes	(435)	(429)	(415)	1.4	4.8	(864)	(823)	5.0
Interest and premium on sale and repurchase agreements and securities loans	(4,322)	(3,674)	(4,183)	17.6	3.3	(7,996)	(7,610)	5.1
Interest expense	(12,722)	(11,373)	(10,668)	11.9	19.3	(24,095)	(19,981)	20.6

Daily average interest-bearing liabilities	998,231	931,687	944,085	7.1	5.7	964,959	943,565	2.3

Net interest income	14,795	14,615	13,506	1.2	9.5	29,410	26,926	9.2

Net interest income in 2Q18 amounted to Ps.14,795 million, a YoY increase of 9.5% or Ps.1,289 million, and a sequential increase of 1.2% or Ps.180 million.

The 9.5% YoY increase in net interest income resulted from the combined effect of:

i)	A 13.8% or Ps.3,343 million, increase in interest income, to Ps.27,517 million, explained by increases of Ps.101,548 million or 9.9%, in average interest-earning assets and 33 basis points in the average interest rate; and

ii)	A 19.3% or Ps.2,054 million, increase in interest expense, to Ps.12,722 million, resulting from increases of Ps.54,146 million or 5.7%, in interest-bearing liabilities and 57 basis points in the average interest rate paid.

Earnings Release | 2Q.2018	12
Banco Santander México

Results for the quarter continued to show the benefits of a high interest rate environment, along with a sharp focus on profitability.

The net interest margin ratio (NIM) calculated with daily average interest-earning assets for 2Q18 stood at 5.27% which compares to 5.29% in 2Q17 and 5.52% in 1Q18, mainly reflecting higher interest rates and loan volume growth in high margin loans which were offset by increased interest rates paid on deposits and repurchase agreements. On a cumulative basis, NIM for 6M18 reached 5.39% - an increase of 11 basis points.

Interest Income

Total average interest earning assets in 2Q18 amounted to Ps.1,123,177 million, increasing 9.9% or Ps.101,548 million YoY, mainly driven by a 10.3% or Ps.59,586 million growth in the average loan portfolio and 112.5% or Ps.50,154 million in repurchase agreements. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	2Q17	3Q17	4Q17	1Q18	2Q18
Loans	56.4	60.3	58.9	58.9	56.7
Securities	29.3	27.0	27.2	24.1	25.1
Funds Available	6.9	4.9	6.8	6.0	7.5
Rep. Agreements	4.4	5.1	4.2	7.8	8.4
Margin accounts	3.0	2.7	2.9	3.2	2.3
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio, which in 2Q18 generated Ps.19,815 million and accounted for 72.0% of total interest income. The remaining interest income of Ps.7,702 million is broken down as follows: 17.6% from investment in securities portfolio, 6.6% from repurchase agreements, 3.0% from funds available, and 0.8% from margin accounts.

Interest income for 2Q18 increased by 13.8% or Ps.3,343 million YoY, to Ps.27,517 million, mainly reflecting higher interest income from the total loan portfolio and commissions on loan origination, repurchase agreements, and funds available, which increased Ps.2,320 million or 13.3%, Ps.1,060 million or 140.6%, and Ps.136 million or 19.9%, respectively.

The average interest yield on interest-earning assets in 2Q18 stood at 9.69%, increasing 33 basis points from 9.36% in 2Q17, mainly reflecting the high interest rate environment, along with a focus on high-margin segments and strong margin discipline. During the quarter funds available and margin accounts contributed to the sequential decrease in total interest yield.

Earnings Release | 2Q.2018	13
Banco Santander México

Meanwhile, the average interest rate on the total loan portfolio (excluding credit cards) stood at 10.99%, increasing 33 basis points YoY, and supported by volume growth in high-margin portfolios. The average interest rate on the credit card loan portfolio stood at 25.47% increasing 151 basis points YoY, due to a strategy of raising interest rates and rebalancing towards a more profitable product mix through a customer profiling program launched at the beginning of the year that allows customers to find their ideal credit card. Finally, the average interest rate on repurchase agreements and investment in securities portfolio stood at 7.58% and 6.81%, increasing 89 and 25 basis points, respectively.

Interest income
Million pesos	2Q18			2Q17			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance (%)	Interest (%)	Yield (bps)
Funds available	84,500	821	3.84	70,767	685	3.83	19.4	19.9	1
Margin accounts	26,284	220	3.31	30,777	285	3.66	(14.6)	(22.8)	(35)
Investment in securities	281,466	4,847	6.81	298,898	4,955	6.56	(5.8)	(2.2)	25
Loan portfolio	636,194	19,666	12.23	576,608	17,266	11.85	10.3	13.9	38
Commissions collected on loan originations	0	149	n.a.	0	229	n.a.	n.a.	(34.9)	n.a.
Sale and repurchase agreements and securities loans	94,733	1,814	7.58	44,579	754	6.69	112.5	140.6	88
Interest income	1,123,177	27,517	9.69	1,021,629	24,174	9.36	9.9	13.8	33

As previously explained, the main contributor to interest income growth was the 13.3% or Ps.2,320 million, increase in interest income from the total loan portfolio. This increase resulted from a Ps.59,586 million or 10.3% rise in the average loan portfolio volume, and a 38 basis point increase in the average interest rate. Higher interest income from the loan portfolio resulted from the following YoY increases by product:

▪	Commercial +13.5% or Ps.47,291 million, with a 9.72% interest yield which increased 77 bps.

▪	Credit Cards +5.9% or Ps.3,019 million, with a 25.47% interest yield which increased 151 bps.

▪	Consumer +6.4% or Ps.3,171 million, with a 24.55% interest yield which increased 6 bps.

▪	Mortgages +4.8% or Ps.6,105 million, with a 9.41% interest yield which decreased 56 bps.

Earnings Release | 2Q.2018	14
Banco Santander México

Interest income from repurchase agreements grew 140.6% or Ps.1,060 million, which resulted from increases of Ps.50,154 million or 112.5%, in the average volume, together with an 88 basis point increase in the average interest rate. Interest income from funds available grew 19.9% or Ps.136 million, which resulted from increases of Ps.13,733 million or 19.4%, in the average volume, together with a 2 basis point increase in the average interest rate.

Interest expense

Total average interest-bearing liabilities amounted to Ps.998,231 million, increasing 5.7% or Ps.54,146 million YoY, driven by increases of Ps.58,895 million or 29.3%, in term deposits, Ps.22,864 million or 6.3%, in demand deposits, Ps.3,067 million or 6.7%, in credit instruments issued, Ps.1,095 million or 4.5% in subordinated capital notes, which were partly offset by decreases of Ps.21,012 million or 8.5%, in repurchase agreements, and Ps.10,763 million or 16.8%, in bank and other loans.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	2Q17	3Q17	4Q17	1Q18	2Q18
Demand deposits	38.2	42.1	39.9	39.7	38.5
Sale and repurchase agreements and securities loans	26.3	21.9	22.6	21.3	22.8
Time deposits	21.3	22.4	24.1	26.3	26.0
Bank and other loans	6.8	6.0	6.1	5.2	5.3
Credit instruments issued	4.8	5.0	4.7	4.9	4.9
Subordinated capital notes	2.6	2.6	2.6	2.6	2.5
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 2Q18 amounted to Ps.6,302 million and Ps.4,322 million, respectively; and accounted for 49.6% and 34.0% of interest expense. The remaining interest expense of Ps.2,098 million was paid as follows: 7.6% on bank and other loans, 5.4% on credit instruments issued and 3.4% on subordinated debentures.

Interest expense for 2Q18 increased 19.3% or Ps.2,054 million, to Ps.12,722 million, mainly driven by higher interest expense on term deposits, demand deposits and repurchase agreements.

The average interest rate on interest-bearing liabilities increased 57 basis points to 5.04% in 2Q18, mainly reflecting the increases to the benchmark interest rate, which directly affected the main sources of funding.

For 2Q18, the average interest rate on the main sources of funding increased as follows:

▪	192 basis points in bank and other loans, reaching an average interest rate paid of 7.24%;

▪	88 basis points in term deposits, reaching an average interest rate paid of 5.67%;

▪	86 basis points in repurchase agreements, reaching an average interest rate paid of 7.52%; and

▪	34 basis points in demand deposits, reaching an average interest rate paid of 2.65%.

Earnings Release | 2Q.2018	15
Banco Santander México

Cost of Funds

(%)

Time deposits
4.79
5.18
5.16
5.46
5.67
Total
4.47
4.70
4.75
4.88
5.04
Demand deposits
2.31
2.63
2.62
2.57
2.65
2Q17
3Q17
4Q17
1Q18
2Q18

Interest expense
Million pesos	2Q18			2Q17			Var YoY
	Average Balance	Interest	Rate (%)	Average Balance	Interest	Rate (%)	Average Balance (%)	Interest (%)	Rate (bps)
Demand deposits	384,015	2,576	2.65	361,151	2,111	2.31	6.3	22.0	34
Time deposits	259,873	3,726	5.67	200,978	2,433	4.79	29.3	53.1	88
Credit instruments issued	48,532	691	5.63	45,465	668	5.81	6.7	3.4	(18)
Bank and other loans	53,146	972	7.24	63,909	858	5.31	(16.8)	13.3	192
Subordinated capital notes	25,229	435	6.82	24,134	415	6.80	4.5	4.8	2
Sale and repurchase agreements and securities loans	227,436	4,322	7.52	248,448	4,183	6.66	(8.5)	3.3	86
Interest expense	998,231	12,722	5.04	944,085	10,668	4.47	5.7	19.3	57

Increases in customer deposits continue to reflect our focus on offering innovative products and a client-centric approach for individuals and SMEs. The average balance of demand deposits expanded 6.3%, while the high interest rate environment continued to fuel demand for low-risk term instruments, contributing to a 29.3% rise in the average balance of term deposits. This volume growth, together with high interest rates, resulted in increases of 22.0% and 53.1% in interest paid on demand and term deposits, respectively.

Finally, the 3.3% or Ps.139 million, increase in interest expenses on repurchase agreements resulted from the combined effect of a Ps.21,012 million or 8.5%, decrease in the average balance, more than offset by an 86 basis points increase in the average interest rate paid.

Earnings Release | 2Q.2018	16
Banco Santander México

Provisions for loan losses & asset quality

During 2Q18, provisions for loan losses amounted to Ps.4,667 million, which represented decreases of Ps.574 million or 11.0% YoY, and Ps.279 million or 5.6%, on a sequential basis.

The year-on-year decrease in loan loss reserves was mainly due to a better performance of credit card, payroll, SMEs and corporate loan portfolios, despite the shift to higher margin segments. Furthermore, asset quality for the commercial loan portfolio improved, benefiting from the clean-up of legacy positions including homebuilders, mortgages and some corporate loans last year.

The sequential decrease in loan loss reserves is mainly attributed to an improvement in credit card asset quality given payments of our customers, SMEs and marginally to corporates. The closing of some external channels for credit card placements also contributed to this improvement.

Loan Loss Reserves[1]

(million pesos)

-11.0%
-7.3%
5,241
5,603
5,431
4,946
4,667
-5.6%
10,375
9,613
3.55%
3.72%
3.59%
3.17%
2.94%
3.51%
3.03%
2T17
3T17
4T17
1T18
2T18
6M17
6M18
Cost of Risk1

[1] Quarterly = Annualized quarterly loan loss reserves as a percentage of average loans (4Q17,2Q18).
Year to date = Annualized cumulative loan loss reserves as a percentage of average loans (4Q17,2Q18).

Loan loss reserves
Million pesos				% Variation
	2Q18	1Q18	2Q17	QoQ	YoY
Commercial	1,404	1,708	1,513	(17.8)	(7.2)
Consumer	3,004	2,998	3,462	0.2	(13.2)
Mortgages	259	240	266	7.9	(2.6)
Total	4,667	4,946	5,241	(5.6)	(11.0)

Cost of risk (%)
				Variation (bps)
	2Q18	1Q18	2Q17	QoQ	YoY
Commercial	1.42	1.77	1.68	(35)	(26)
Consumer	11.14	11.22	13.64	(8)	(250)
Mortgages	0.78	0.73	0.83	5	(5)
Total	2.94	3.17	3.55	(23)	(61)

Earnings Release | 2Q.2018	17
Banco Santander México

Non-performing loans at the end of 2Q18 increased YoY by Ps.2,558 million or 19.0%, to Ps.16,049 million, and QoQ by 4.6% or Ps.700 million.

The YoY increase, was mainly due to an increase of Ps.1,230 million or 25.7% in mortgages, due to a deterioration of our variable rate mortgage loan product, together with increases of Ps.1,053 million or 23.2% in commercial loans and Ps.275 million or 6.6% in consumer loans (including credit cards).

On a sequential basis, Banco Santander México reported an increase in non-performing loans of Ps.700 million or 4.6%, which resulted from increases in the non-performing loan portfolio of consumer (including credit cards) and commercial loans of Ps.290 million and Ps.267 million, respectively.

Commercial loan NPLs rose 11 basis points YoY, as a portion of the homebuilders portfolio was sold in June 2017, and another portion was written-off during 3Q17 benefiting the NPL and coverage ratios of the commercial portfolio. As we mentioned last quarter, we completed the clean-up of our homebuilder portfolio during 2017.

The breakdown of the non-performing loan portfolio is as follows: mortgage loans 37.4%, commercial loans 34.9%, and consumer loans (including credit cards) 27.7%.

Non-Performing loan ratio (%)
				Variation (bps)
	2Q18	1Q18	2Q17	QoQ	YoY
Commercial	1.37	1.36	1.26	1	11

Individuals
Consumer	4.09	3.89	4.05	20	4
Credit Card	4.41	4.22	4.38	19	3
Other consumer	3.75	3.55	3.71	20	4
Mortgages	4.45	4.43	3.75	2	70
Total	2.46	2.43	2.29	3	17

The above mentioned variations to non-performing loans led to a soft increase in the NPL ratio to 2.46% in 2Q18, increasing by 17 basis points from 2.29% in 2Q17, and 3 basis points compared to the 2.43% ratio reported in 1Q18.

The current NPL ratio continues to reflect loan portfolio growth combined with Banco Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

Finally, the coverage ratio for the quarter stood at 124.79%, a decrease from 149.68% in 2Q17 and 129.48% in 1Q18.

Earnings Release | 2Q.2018	18
Banco Santander México

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	18/17
Commission and fee income
Debit and credit card	2,019	1,922	1,729	5.0	16.8	3,941	3,336	18.1
Account management	304	296	252	2.7	20.6	600	501	19.8
Collection services	728	697	663	4.4	9.8	1,425	1,319	8.0
Investment funds	383	394	356	(2.8)	7.6	777	724	7.3
Insurance	1,295	1,028	1,159	26.0	11.7	2,323	2,201	5.5
Purchase-sale of securities and money market transactions	141	111	172	27.0	(18.0)	252	343	(26.5)
Checks and others	63	61	65	3.3	(3.1)	124	125	(0.8)
Foreign trade	304	325	267	(6.5)	13.9	629	551	14.2
Financial advisory services	417	294	398	41.8	4.8	711	728	(2.3)
Others	395	362	272	9.1	45.2	757	567	33.5
Total	6,049	5,490	5,333	10.2	13.4	11,539	10,395	11.0

Commission and fee expense
Debit and credit card	(1,102)	(816)	(828)	35.0	33.1	(1,918)	(1,624)	18.1
Investment funds	(1)	0	0	100.0	100.0	(1)	(1)	0.0
Insurance	(30)	(29)	(26)	3.4	15.4	(59)	(53)	11.3
Purchase-sale of securities and money market transactions	(34)	(40)	(49)	(15.0)	(30.6)	(74)	(93)	(20.4)
Checks and others	(6)	(8)	(6)	(25.0)	0.0	(14)	(12)	16.7
Foreign trade	0	0	(9)	0.0	(100.0)	0	(13)	(100.0)
Financial advisory services	(1)	(1)	(1)	0.0	0.0	(2)	(2)	0.0
Others	(613)	(527)	(411)	16.3	49.1	(1,140)	(831)	37.2
Total	(1,787)	(1,421)	(1,330)	25.8	34.4	(3,208)	(2,629)	22.0

Commission and fee income, net
Debit and credit card	917	1,106	901	(17.1)	1.8	2,023	1,712	18.2
Account management	304	296	252	2.7	20.6	600	501	19.8
Collection services	728	697	663	4.4	9.8	1,425	1,319	8.0
Investment funds	382	394	356	(3.0)	7.3	776	723	7.3
Insurance	1,265	999	1,133	26.6	11.7	2,264	2,148	5.4
Purchase-sale of securities and money market transactions	107	71	123	50.7	(13.0)	178	250	(28.8)
Checks and others	57	53	59	7.5	(3.4)	110	113	(2.7)
Foreign trade	304	325	258	(6.5)	17.8	629	538	16.9
Financial advisory services	416	293	397	42.0	4.8	709	726	(2.3)
Others	(218)	(165)	(139)	32.1	56.8	(383)	(264)	45.1

Total	4,262	4,069	4,003	4.7	6.5	8,331	7,766	7.3

Earnings Release | 2Q.2018	19
Banco Santander México

In 2Q18, net commission and fee income totaled Ps.4,262 million, increasing YoY by 6.5% or Ps.259 million, and by 4.7% or Ps.193 million QoQ.

The main contributors to net commissions and fees were insurance fees, which accounted for 29.7% of the total, followed by credit and debit card fees and collection services fees, which accounted for 21.5% and 17.1% of total commissions and fees, respectively.

Commission and fee income, net
Breakdown (%)
	2Q18	1Q18	2Q17	6M18	6M17
Debit and credit card	21.5	27.2	22.5	24.3	22.0
Account management	7.1	7.3	6.3	7.2	6.5
Collection services	17.1	17.1	16.6	17.1	17.0
Investment funds	9.0	9.7	8.9	9.3	9.3
Insurance	29.7	24.6	28.3	27.2	27.7
Purchase-sale of securities and money market transactions	2.5	1.7	3.1	2.1	3.2
Checks and others	1.3	1.3	1.5	1.3	1.5
Foreign trade	7.1	8.0	6.4	7.6	6.9
Financial advisory services	9.8	7.2	9.9	8.5	9.3
Others	(5.1)	(4.1)	(3.5)	(4.6)	(3.4)

Total	100.0	100.0	100	100.0	100.0

Net commissions and fees rose 6.5% YoY in 2Q18 mainly as a result of the following increases:

i)	11.7% or Ps.132 million, in insurance fees, reflecting higher sales of credit-related insurance, through our online platform for car insurance, and the insurance specialists in the SMEs offices, with products that fit customers’ specific needs;

ii)	9.8% or Ps.65 million, in collection and payments and, 20.6% or Ps.52 million, in account management, mainly as a result of Banco Santander México’s continued focus on being an integral part of its clients’ liquidity management efforts, which led to increased transactional activity;

iii)	17.8% or Ps.46 million, in foreign trade fees, mainly driven by higher volume in the retail segment;

iv)	7.3% or Ps.26 million, in investment funds, due to higher interest rates;

v)	4.8% or Ps.19 million, in financial advisory services, due to higher transactions in the market; and

vi)	1.8% or Ps.16 million, increase in debit and credit card fees. Fee income was up 16.8% supported by strong credit card usage.

These positive contributions to net commissions and fees, were partly offset by the following decreases:

i)	13.0% or Ps.16 million, in purchase-sales of securities and money market transactions, mainly explained by a decrease in corporate activity; and

ii)	3.4% or Ps.2 million, in checks.

Earnings Release | 2Q.2018	20
Banco Santander México

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	18/17
Valuation
Foreign exchange	587	(12)	586	4,991.7	0.2	575	(1,200)	147.9
Derivatives	3,435	2,667	(648)	28.8	630.1	6,102	1,404	334.6
Equity securities	520	86	(2)	504.7	26,100.0	606	(10)	6,160.0
Debt instruments	(64)	(1,139)	138	94.4	(146.4)	(1,203)	(278)	332.7
Valuation result	4,478	1,602	74	179.5	5,951.4	6,080	(84)	7,338.1

Purchase-sale of securities
Foreign exchange	(220)	279	(548)	(178.9)	(59.9)	59	865	(93.2)
Derivatives	(3,227)	(1,922)	1,108	67.9	(391.2)	(5,149)	495	(1,140.2)
Equity securities	391	126	21	210.3	1,761.9	517	59	776.3
Debt instruments	(373)	203	414	(283.7)	(190.1)	(170)	713	(123.8)
Purchase -sale result	(3,429)	(1,314)	995	161.0	(444.6)	(4,743)	2,132	(322.5)

Total	1,049	288	1,069	264.2	(1.9)	1,337	2,048	(34.7)

In 2Q18, Banco Santander México reported a Ps.1,049 million net gain from financial assets and liabilities, which compares with gains of Ps.1,069 million in 2Q17 and Ps.288 million in 1Q18.

The Ps.1,049 million net gain from financial assets and liabilities in the quarter is mainly explained by:

i)    A Ps.4,478 million valuation gain, which resulted from gains of Ps.3,435 million, Ps.587 million, and Ps.520 million in derivative instruments, foreign exchange and equity securities, respectively. These gains were partly offset by a loss of Ps.64 million in the valuation result of debt instruments; and

ii)   A Ps.3,429 million purchase-sale loss, principally related to losses of Ps.3,227 million, Ps.373 million, and Ps.220 million in derivative instruments, debt instruments and foreign exchange instruments. These losses were partly offset by a Ps.391 million gain in equity securities.

Earnings Release | 2Q.2018	21
Banco Santander México

Other operating income

Other operating income
Million pesos				% Variation				% Variation
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	18/17

Recovery of previously written-off loans	694	813	705	(14.6)	(1.6)	1,507	1,461	3.1
Cancellation of liabilities and reserves	37	83	80	(55.4)	(53.8)	120	163	(26.4)
Interest on personnel loans	71	70	65	1.4	9.2	141	124	13.7
Allowance for losses on foreclosed assets	(20)	(27)	(20)	(25.9)	0.0	(47)	(40)	17.5
Profit from sale of foreclosed assets	28	15	49	86.7	(42.9)	43	74	(41.9)
Technical advisory services	52	4	8	1,200.0	550.0	56	16	250.0
Portfolio recovery legal expenses and costs	(345)	(366)	(310)	(5.7)	11.3	(711)	(608)	16.9
Write-offs and bankruptcies	(137)	(324)	(90)	(57.7)	52.2	(461)	(316)	45.9
Income from sale of loan portfolio	(12)	(7)	(296)	71.4	(95.9)	(19)	(635)	(97.0)
Provision for legal and tax contingencies	(189)	(136)	20	39.0	(1,045.0)	(325)	(27)	1,103.7
Others	65	67	144	(3.0)	(54.9)	132	172	(23.3)

Total	244	192	355	27.1	(31.3)	436	384	13.5

Other income in 2Q18 totaled Ps.244 million, down from Ps.355 million in 2Q17, and higher than the Ps.192 million reported in 1Q18.

The Ps.111 million or 31.3% YoY decrease in other income in 2Q18 was mainly driven by higher legal costs and expenses related to portfolio recoveries of Ps.35 million, an increase in write-offs and bankruptcies of Ps.47 million and lower recoveries of previously written-off loans of Ps.11 million, partly offset by lower provisions for legal and tax contingencies of Ps.209 million and an increase in technical advisory services of Ps.44 million.

On a sequential basis, the increase of Ps.52 million or 27.1% in other income, was mainly driven by lower write-offs and bankruptcies of Ps.187 million, an increase in technical advisory services of Ps.48 million and lower portfolio recovery legal expenses and costs of Ps.21 million. These increases were partly offset by lower recoveries of previously written-off loans of Ps.119 million.

Earnings Release | 2Q.2018	22
Banco Santander México

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	2Q18	1Q18	2Q17	QoQ	YoY	6M18	6M17	18/17
Salaries and employee benefits	3,889	3,617	3,341	7.5	16.4	7,506	6,548	14.6
Credit card operation	81	71	87	14.1	(6.9)	152	176	(13.6)
Professional fees	243	236	151	3.0	60.9	479	299	60.2
Leasehold	581	589	511	(1.4)	13.7	1,170	999	17.1
Promotional and advertising expenses	247	219	231	12.8	6.9	466	442	5.4
Taxes and duties	474	424	371	11.8	27.8	898	778	15.4
Technology services (IT)	721	709	822	1.7	(12.3)	1,430	1,461	(2.1)
Depreciation and amortization	738	695	635	6.2	16.2	1,433	1,218	17.7
Contributions to IPAB	778	742	709	4.9	9.7	1,520	1,442	5.4
Cash protection	337	235	238	43.4	41.6	572	446	28.3
Others	756	681	710	11.0	6.5	1,437	1,322	8.7

Total	8,845	8,218	7,806	7.6	13.3	17,063	15,131	12.8

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	2Q18	1Q18	2Q17	6M18	6M17
Salaries and employee benefits	44.0	43.8	42.8	44.0	43.3
Credit card operation	0.9	0.9	1.1	0.9	1.2
Professional fees	2.7	2.9	1.9	2.8	2.0
Leasehold	6.6	7.2	6.5	6.9	6.6
Promotional and advertising expenses	2.8	2.7	3.0	2.7	2.9
Taxes and duties	5.4	5.2	4.8	5.3	5.1
Technology services (IT)	8.2	8.6	10.5	8.4	9.7
Depreciation and amortization	8.3	8.5	8.1	8.4	8.0
Contributions to IPAB	8.8	9.0	9.1	8.9	9.5
Cash protection	3.8	2.9	3.0	3.4	2.9
Others	8.5	8.3	9.2	8.3	8.8

Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 2Q18 amounted to Ps.8,845 million which compares with Ps.7,806 million in 2Q17 and Ps.8,218 million in 1Q18, increasing 13.3% YoY and 7.6% QoQ. These increases reflect the execution of our investment plan and commercial initiatives to support the goal of becoming our clients’ primary bank and Mexico’s market leader in sustainable, profitable growth.

Earnings Release | 2Q.2018	23
Banco Santander México

The 13.3% YoY rise in administrative and promotional expenses was mainly due to the following increases:

i)	16.4% or Ps.548 million, in salaries and employee benefits. This increase is mainly explained by a headcount expansion, principally in the areas of middle-market segment, financial inclusion and personal to support the retail franchise;

ii)	16.2% or Ps.103 million, in depreciation and amortization;

iii)	27.8% or Ps.103 million, in taxes and duties;

iv)	41.6% or Ps.99 million, in cash protection;

v)	60.9% or Ps.92 million, in professional fees;

vi)	13.7% or Ps.70 million, in leasehold; and

vii)	9.7% or Ps.69 million, in contributions to IPAB.

The efficiency ratio for the quarter rose 223 basis points YoY and 58 basis points QoQ reaching 43.46%, affected by the execution of our investment plan focused on the transformation of our distribution network, digitalization, boosting customer acquisition, cross-selling, as well as expanding our value offer with innovative products and services.

The recurrence ratio for 2Q18 was 52.57%, down from 55.82% in 2Q17 and 152 basis points lower than the 54.09% reported in 1Q18.

Profit before taxes

Profit before taxes in 2Q18 amounted to Ps.6,838 million, reflecting increases of 16.2% YoY and 14.0% QoQ.

Income taxes

In 2Q18 Banco Santander México reported a tax expense of Ps.1,667 million compared to tax expenses of Ps.1,275 million in 2Q17 and Ps.1,273 million in 1Q18. The effective tax rate for the quarter was 24.38%, which compares to 21.66% reported in 2Q17 and 21.22% in 1Q18.

Earnings Release | 2Q.2018	24
Banco Santander México

Capitalization and liquidity

Capitalization
Million pesos	2Q18	1Q18	2Q17
CET1	81,161	81,657	78,263
Tier 1	90,987	90,772	87,282
Tier 2	26,088	23,843	24,021
Total Capital	117,074	114,615	111,303

Risk-weighted assets
Credit risk	556,824	539,639	533,990
Credit, market and operational risk	754,412	729,566	688,152

Credit risk ratios:
CET1 (%)	14.58	15.13	14.66
Tier 1 (%)	16.34	16.82	16.35
Tier 2 (%)	4.69	4.42	4.50
Capitalization ratio (%)	21.03	21.24	20.84

Total capital ratios:
CET1 (%)	10.76	11.19	11.37
Tier 1 (%)	12.06	12.44	12.68
Tier 2 (%)	3.46	3.27	3.49
Capitalization ratio (%)	15.52	15.71	16.17

Banco Santander México’s capital ratio at period end 2Q18 was 15.52%, which compares to 16.17% and 15.71% at 2Q17 and 1Q18, respectively. The 15.52% capital ratio was comprised of 10.76% of fundamental capital (CET1), 1.30% additional capital (AT1) and 3.46% Complementary Capital (Tier 2).

As of May 2018, Banco Santander México was classified in Category 1 in accordance with Article 134 bis of the Mexican Banking Law, and remains in this category per the preliminary results dated June 2018, which is the most recent available analysis.

Earnings Release | 2Q.2018	25
Banco Santander México

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 2Q18 was 166.89% which compares to 178.39% in 2Q17 and 145.11% in 1Q18. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14th, 2016, the leverage ratio for June 2018 was 6.89%, 7.37% for March 2018, 7.03% for December 2017, 7.63% for September 2017 and 7.50% for June 2017.

This ratio is based on regulatory guidelines established in the following way: the result of dividing the core capital of conformity with Article 2 Bis 6 (CUB) between adjusted assets in conformity with Article 1, II (CUB).

Earnings Release | 2Q.2018	26
Banco Santander México

RELEVANT EVENTS, TRANSACTIONS AND ACTIVITIES

Relevant Events

Banco Santander México held its Special Shareholders Meeting

On July 24, 2018 Banco Santander México held its Special Shareholders Meeting and approved the members of the integration of the Board of Directors as indicated below:

Series “F” Non Independent Directors
D. Marcos Alejandro Martínez Gavica	Chairman
D. Héctor Blas Grisi Checa	Director
D. Rodrigo Echenique Gordillo	Director
D. Francisco Javier García-Carranza Benjumea	Director
D. Rodrigo Brand de Lara	Alternate Director
D. Ángel Rivera Congosto	Alternate Director
D. Didier Mena Campos	Alternate Director
Series “F” Independent Directors
D. Guillermo Güemez García	Director
D. Guillermo Jorge Quiroz Abed	Director
D. Juan Ignacio Gallardo Thurlow	Alternate Director
D. Eduardo Carredano Fernández	Alternate Director
D. Gina Lorenza Diez Barroso Azcárraga	Alternate Director
Series “B” Independent Directors
D. Antonio Purón Mier y Terán	Director
D. Fernando Benjamín Ruíz Sahagún	Director
D. Alberto Torrado Martínez	Director
D. Joaquín Vargas Guajardo	Director
D. Jesús Federico Reyes Heroles González Garza	Alternate Director
D. Enrique Krauze Kleinbort	Alternate Director
D. Guillermo Francisco Vogel Hinojosa	Alternate Director
D. María de Lourdes Melgar Palacios	Alternate Director

Banco Santander México announced the appointment of Ricardo Alonso Fernández as Deputy Director of Risk

On May 29, 2018 Banco Santander México announced the appointment of Ricardo Alonso Fernandez as Deputy Director of Risk effective June 2018, subject to the corresponding regulatory authorizations, and reporting to Mr. Héctor Grisi Checa.

Mr. Alonso replaced Roberto D'Empaire, who had been in that position, and who joined Banco Santander Río, S.A., in Argentina to lead risk activities.

Banco Santander México initiated the operation of its fund for the repurchase of shares of the Bank.

On May 22, 2018 Banco Santander México initiated the operation of its fund for the repurchase of shares of the Bank.

This fund was created pursuant to the provisions set forth in article 56 section IV of the Securities Market Law, for an amount of Ps.12,800 million and approved by the Ordinary General Shareholders' Meeting held on February 21, 2018. Based on the foregoing, the Bank acquired on May 22, 2018 its own shares on the Mexican Stock Exchange for an amount of Ps.4.76 million, which represents 0.01% of the total outstanding shares.

Banco Santander México informed investors about the incidents that affected the electronic transfer service of the interbank electronic payment system (“SPEI”)

On May 18, 2018 Banco Santander México informed investors that with respect to the incidents that affected some participants of the electronic transfer service of the Interbank Electronic Payments System (Sistema de Pagos Electrónicos Interbancarios or “SPEI”), the Bank uses a proprietary system to connect to SPEI, that it continues to operate as usual, and that neither the Bank nor its customers have been economically affected by these incidents.

As is the case with the rest of the financial system, Banco Santander México is not exempt from potential impacts of fraud in its various forms. However, the Bank has in place policies and procedures to seek to prevent and combat them and mitigate their impact. The incidents of fraud that the Bank has faced have not had a material impact and the funds of its customers have been duly guaranteed. Banco Santander México’s priority is to control the risk derived from potential fraud, and the Bank allocates important resources to possessing the best technology.

Earnings Release | 2Q.2018	27
Banco Santander México

Banco Santander México held its Ordinary and Extraordinary General Shareholders Meeting

On April 30, 2018, Banco Santander México held its General Ordinary and Extraordinary Shareholder’ Meeting and approved among other items:

-	To decree a cash dividend payment for a total amount of Ps.4,279 million to the Company’s Shareholders, which was paid on June 29, 2018. It was agreed that such dividend was distributed to Stockholders in accordance with the number of stocks they own at Ps.0.6304705404074350 per stock.

-	The ratification of the members of the Board of Directors as of that date.

Banco Santander Mexico was designated a Level III Domestic Systemically Important Financial Institution by The Mexican National Banking and Securities Commission for the third consecutive year

On April 26, 2018 Banco Santander México was designated a Level III – Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (the “CNBV”) for the third consecutive year.

The capital buffer applicable to Banco Santander México remains at 1.20%, in addition to a regulatory capitalization ratio of 10.5%. This capital buffer can be built progressively over a maximum period of four years starting in 2016, and the Bank’s minimum capitalization ratio should amount to 11.7% by the end of 2019.

While the CNBV allows for the progressive fulfillment of the capital buffer requirement, Banco Santander México reported a capitalization ratio of 15.71% as of March 31, 2018. Thus, Banco Santander México already complies with this regulatory requirement.

Relevant Activities

Banco Santander México and the Ministry of Economy will expedite the opening of digital accounts for SMEs and entrepreneurs

On May 8, 2018 Banco Santander México and the Ministry of Economy announced the agreement they made to streamline the financial operations of SMEs and entrepreneurs, significantly reducing the time it takes to open digital accounts. With this agreement Banco Santander México becomes the first bank in the country to recognize in its systems the information of the companies under the simplified legal framework SAS (Sociedad por Acciones Simplificada) established by the Ministry of Economy.

Banco Santander México launched “Hipoteca Plus”

On April 18, 2018 Banco Santander México announced the launch of “Hipoteca Plus”, a mortgage loan that rewards loyal customers with a competitive 8.59% interest rate – the lowest on the market. The scheme is a breakthrough for the Mexican market, and recognizes Santander’s commitment to its customers.

Relevant Transactions

Banco Santander México as participant in the Syndicated Loan for Grupo Cementos Chihuahua

Banco Santander México participated along with eight other banks in the syndicated loan for Grupo Cementos de Chihuahua for a total amount of $450 million dollars, disbursed in two tranches with a term of five-years and three-years each, at a variable rate. Banco Santander México contributed a total amount of $18.75 million dollars in the two tranches.

Banco Santander México as participant in the Syndicated Loan for ALPEK

Banco Santander México participated in the syndicated loan for ALPEK for a total amount of $710 million dollars disbursed in three tranches. Banco Santander México contributed a total amount of $44 million dollars with three-years term at a variable rate.

Banco Santander México as structuring agent in the Syndicated Loan for Grupo LALA

Banco Santander México participated along with two other banks as a structuring agent in the syndicated loan for Grupo LALA for an amount of Ps.5,948 million with a five-year term at a variable rate.

Earnings Release | 2Q.2018	28
Banco Santander México

AWARDS AND RECOGNITIONS

Banco Santander México recognized as a Leader in Social Responsibility

On June 1, 2018 Banco Santander México was recognized by the Center of Excellence for Corporate Governance of the Universidad Anáhuac Mexico Sur as a Leader in Social Responsibility on the Mexican Stock Exchange’s Sustainable IPC. The evaluation is based on the sustainability, environmental, social, and corporate governance policies of companies that are in the Sustainable IPC.

Banco Santander México recognized as a Socially Responsible Company for the 14th consecutive year

On May 14, 2018 Banco Santander México was recognized as a Socially Responsible Company by the Mexican Center for Philanthropy (Cemefi), and the Alliance for Corporate Social Responsibility (AliaRSE) for the 14th consecutive year.

Banco Santander México received the “Deal of the Year" award in 2018 for financing Line 7 of the Metrobus

On April 25, 2018, the Institutions Bank segment of Banco Santander México received the "Deal of the Year” award for 2018 from the London-based magazine Global Trade Review, for financing the two concession companies of Line 7 of the Metrobus in March 2017.

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

During the second quarter, Banco Santander México along with the civil association “Reforestamos México” presented the initial progress of the project sustainable self-management of the families of Ecatzingo in the State of Mexico who were affected by the earthquake of September 19, 2017.

For more information on Banco Santander México – Sustainable and Socially Responsible Company: https://servicios.santander.com.mx/comprometidos/

Earnings Release | 2Q.2018	29
Banco Santander México

CREDIT RATINGS

On July 23, 2018 Fitch Ratings affirmed all Banco Santander México ratings. The rating outlook is stable. On the same date, Fitch Ratings affirmed Santander Consumo ratings.

On June 4, 2018, Moody’s updated Banco Santander México’s Credit Opinion report to reflect rating action taken last May 30 when Moody’s affirmed all ratings and assessments of the Bank. The outlook on Santander México remains stable.

On April 20, 2018 Moody’s updated Banco Santander México’s Credit Opinion report to reflect rating action taken last April 13 when Moody’s affirmed Banco Santander México ratings and changed its outlook to stable from negative following a similar action on Mexico's A3 bond rating, which Moody’s incorporates into its assumptions of government support for the bank.

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	A3

Short term	F2	P-2

Local currency
Long term	BBB+	A3

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb+	N/A

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A2 (cr)

Short Term	N/A	P-1 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2024	BBB-	Baa3

Long-term senior unsecured global notes due 2022	BBB+	A3

Last publication:	23-Jul-18	4-Jun-18

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

Last publication:	23-Jul-18	4-Jun-18

Earnings Release | 2Q.2018	30
Banco Santander México

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Last publication:	23-Jul-18

Notes:

▪     BCA = Baseline Credit Assessment

▪     SR = Support Rating

▪     VR = Viability Rating

▪     SCP = Standalone Credit Profile

▪     CR= Counterparty Risk Assessments

N/A = Not applicable

Earnings Release | 2Q.2018	31
Banco Santander México

2Q18 EARNINGS CALL DIAL-IN INFORMATION

Date:	Friday, July 27th, 2018
Time:	10:00 a.m. (MCT); 11:00 a.m. (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=130497
Replay:	Starting: Friday, July 27th, 2018 at 2:00 p.m. (US ET)
Ending: Wednesday, August 1st, 2018 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13681573

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA, Bradesco, Brasil Plural, Banco BTG Pactual, Citi, Credit Suisse, GBM, Goldman Sachs, HSBC, Interacciones, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Punto Casa de Bolsa, Scotiabank and UBS.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 2Q18x4

•	Average figures are calculated using 2Q17 and 2Q18

Earnings Release | 2Q.2018	32
Banco Santander México

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2018, Banco Santander México had total assets of Ps.1,379 billion under Mexican Banking GAAP and more than 16.0 million customers. Headquartered in Mexico City, the Company operates 1,376 branches and offices nationwide and has a total of 18,268 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.19.6912.

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 2Q.2018	33
Banco Santander México

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 2Q.2018	34
Banco Santander México

CONSOLIDATED FINANCIAL STATEMENTS

Banco Santander México

▪  Consolidated balance sheet

▪  Consolidated income statement

▪  Consolidated statement of changes in total equity

▪  Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 2Q.2018	35
Banco Santander México

Consolidated balance sheet
Million pesos
	2018		2017
	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	114,978	89,137	87,409	92,316	82,197	94,473

Margin accounts	3,767	2,812	2,708	3,036	3,603	2,741

Investment in securities	288,369	275,640	325,369	302,720	285,339	321,258
Trading securities	142,468	102,458	149,089	133,101	121,481	169,957
Securities available for sale	135,176	162,526	165,688	159,049	152,472	139,987
Securities held to maturity	10,725	10,656	10,592	10,570	11,386	11,314

Debtors under sale and repurchase agreements	44,757	38,500	5,472	5,547	24,786	4,930

Derivatives	174,983	149,144	181,667	138,851	140,887	155,764
Trading purposes	158,658	137,593	166,551	124,599	126,019	141,125
Hedging purposes	16,325	11,551	15,116	14,252	14,868	14,639

Valuation adjustment for hedged financial assets	(11)	(4)	(36)	0	3	(16)

Performing loan portfolio
Commercial loans	402,745	386,451	375,177	374,587	354,992	351,639
Commercial or business activity	332,930	323,025	309,341	306,686	294,325	287,596
Financial entities loans	13,567	13,437	16,550	13,951	10,931	13,894
Government entities loans	56,248	49,989	49,286	53,950	49,736	50,149
Consumer loans	104,354	102,715	102,070	101,077	98,826	96,064
Mortgage loans	129,103	126,484	124,952	123,731	122,601	123,071
Medium and residential	113,520	111,257	110,283	109,174	107,762	107,650
Social interest	72	83	93	105	118	134
Credits acquired from INFONAVIT or FOVISSSTE	15,511	15,144	14,576	14,452	14,721	15,287
Total performing loan portfolio	636,202	615,650	602,199	599,395	576,419	570,774

Non-performing loan portfolio
Commercial loans	5,594	5,327	5,338	4,195	4,541	5,593
Commercial or business activity	5,594	5,327	5,338	4,195	4,541	5,593
Consumer loans	4,446	4,156	4,794	4,519	4,171	3,850
Mortgage loans	6,009	5,866	5,540	5,153	4,779	4,494
Medium and residential	4,922	4,897	4,762	4,376	4,032	3,763
Social interest	14	15	18	18	18	17
Credits acquired from INFONAVIT or FOVISSSTE	1,073	954	760	759	729	714
Total non-performing portfolio	16,049	15,349	15,672	13,867	13,491	13,937
Total loan portfolio	652,251	630,999	617,871	613,262	589,910	584,711

Allowance for loan losses	(20,027)	(19,874)	(20,051)	(20,441)	(20,194)	(19,899)
Loan portfolio (net)	632,224	611,125	597,820	592,821	569,716	564,812

Accrued income receivable from securitization transactions	123	123	121	119	117	118
Other receivables (net)	85,393	87,424	87,562	68,245	69,292	91,223
Foreclosed assets (net)	332	455	472	520	464	482
Property, furniture and fixtures (net)	6,426	6,360	6,498	5,677	5,598	5,582
Long-term investment in shares	90	91	91	91	90	125
Deferred taxes and deferred profit sharing (net)	19,187	19,561	20,050	18,086	19,180	19,164
Deferred charges, advance payments and intangibles	7,948	7,837	7,740	7,003	6,891	6,684
Other	45	44	44	49	48	48

Total assets	1,378,611	1,288,249	1,322,987	1,235,081	1,208,211	1,267,388

Earnings Release | 2Q.2018	36
Banco Santander México

Consolidated balance sheet
Million pesos

	2018		2017
	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	746,850	711,217	692,967	670,681	663,062	640,064
Demand deposits	467,485	444,728	433,128	429,200	427,079	413,960
Time deposits – general public	177,424	172,341	162,465	158,369	156,315	141,177
Time deposits – money market	52,043	46,832	51,044	37,982	33,334	38,255
Credit instruments issued	48,732	46,117	45,113	44,040	45,269	45,615
Global Account uptake without movements	1,166	1,199	1,217	1,090	1,065	1,057

Bank and other loans	40,674	39,259	40,055	49,510	79,599	57,192
Demand loans	590	656	1,520	4,440	30,024	2,643
Short-term loans	10,733	10,208	11,946	17,665	25,591	26,924
Long-term loans	29,351	28,395	26,589	27,405	23,984	27,625

Creditors under sale and repurchase agreements	94,087	101,085	110,149	121,012	75,301	142,449

Securities Lending	1	1	1	0	1	0

Collateral sold or pledged as guarantee	31,492	23,084	21,132	16,767	18,276	22,770
Repurchase	1,911	0	0	0	0	4,176
Securities loans	29,581	23,084	21,132	16,767	18,276	18,594

Derivatives	167,278	148,910	184,461	135,138	139,043	153,741
Trading purposes	157,948	140,586	173,390	127,371	133,972	148,410
Hedging purposes	9,330	8,324	11,071	7,767	5,071	5,331

Other payables	139,354	109,159	121,914	91,387	86,475	103,956
Income taxes payable	9	5	33	10	7	3
Employee profit sharing payable	154	334	273	205	143	308
Creditors from settlement of transactions	50,195	38,803	48,130	35,606	35,971	48,710
Payable for cash collateral received	40,235	29,572	45,024	26,196	24,708	30,107
Sundry creditors and other payables	48,761	40,445	28,454	29,370	25,646	24,828

Subordinated credit notes	35,914	32,958	35,865	32,753	32,920	33,888

Deferred revenues and other advances	441	444	238	487	668	741

Total liabilities	1,256,091	1,166,117	1,206,782	1,117,735	1,095,345	1,154,801

Paid-in capital	35,291	35,311	34,798	34,798	34,798	34,798
Capital stock	29,799	29,799	11,348	11,348	11,348	11,348
Share premium	5,492	5,512	23,450	23,450	23,450	23,450

Other capital	87,229	86,821	81,407	82,548	78,068	77,789
Capital reserves	22,315	9,515	9,515	9,515	9,515	9,515
Retained earnings	56,014	73,238	55,205	60,022	60,035	64,433
Result from valuation of available for sale securities, net	(1,174)	(689)	(1,353)	(540)	(1,277)	(1,572)
Result from valuation of cash flow hedge instruments, net	41	(73)	321	327	663	889
Cumulative effect of conversion	9	9	9	9	9	9
Adjustment employees pension fund	91	43	35	(8)	(22)	(18)
Net income	9,898	4,727	17,645	13,164	9,086	4,475
Non-controlling interest	35	51	30	59	59	58
Total stockholders’ equity	122,520	122,132	116,205	117,346	112,866	112,587

Total liabilities and stockholders’ equity	1,378,611	1,288,249	1,322,987	1,235,081	1,208,211	1,267,388

Earnings Release | 2Q.2018	37
Banco Santander México

Consolidated balance sheet
Million pesos
	2018		2017
	Jun	Mar	Dec	Sep	Jun	Mar

Memorandum accounts

Contingent assets and liabilities	65	68	65	40	29	25
Credit commitments	226,035	200,183	215,461	193,570	190,059	195,198
Credit commitments	169,543	162,435	162,867	162,525	158,953	154,538
Trusts	168,089	161,095	161,706	162,390	158,778	154,363
Mandates	1,454	1,340	1,161	135	175	175
Assets in custody or under administration	3,209,606	3,280,074	3,219,980	3,261,514	3,140,438	2,908,188
Collateral received	133,931	129,060	76,618	65,735	134,576	134,814
Collateral received and sold or pledged as guarantee	57,487	64,647	46,221	38,371	86,291	111,183
Investment banking transactions for third parties (net)	58,533	86,567	130,240	231,569	276,475	200,428
Uncollected interest earned on past due loan portfolio	875	831	799	786	725	1,636
Other record accounts	1,602,318	1,528,317	1,621,209	1,473,626	1,399,631	1,376,591

	5,458,393	5,452,182	5,473,460	5,427,736	5,387,177	5,082,601

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2018	38
Banco Santander México

Consolidated income statement
Million pesos
	2018			2017
	6M	2Q	1Q	6M	4Q	3Q	2Q	1Q
Interest income	53,505	27,517	25,988	46,907	25,415	24,911	24,174	22,733
Interest expense	(24,095)	(12,722)	(11,373)	(19,981)	(11,568)	(10,669)	(10,668)	(9,313)
Net interest income	29,410	14,795	14,615	26,926	13,847	14,242	13,506	13,420

Provisions for loan losses	(9,613)	(4,667)	(4,946)	(10,375)	(5,431)	(5,603)	(5,241)	(5,134)
Net interest income after provisions for loan losses	19,797	10,128	9,669	16,551	8,416	8,639	8,265	8,286

Commission and fee income	11,539	6,049	5,490	10,395	5,398	5,226	5,333	5,062
Commission and fee expense	(3,208)	(1,787)	(1,421)	(2,629)	(1,465)	(1,292)	(1,330)	(1,299)
Net gain (loss) on financial assets and liabilities	1,337	1,049	288	2,048	614	311	1,069	979
Other operating income	436	244	192	384	422	239	355	29
Administrative and promotional expenses	(17,063)	(8,845)	(8,218)	(15,131)	(8,186)	(7,898)	(7,806)	(7,325)
Operating income	12,838	6,838	6,000	11,618	5,199	5,225	5,886	5,732

Current income taxes	(2,323)	(1,332)	(991)	(1,726)	(2,318)	(172)	(1,245)	(481)
Deferred income taxes (net)	(617)	(335)	(282)	(806)	1,600	(975)	(30)	(776)
-
Net income	9,898	5,171	4,727	9,086	4,481	4,078	4,611	4,475

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2018	39
Banco Santander México

Consolidated statements of changes in total equity
From January 1st to June 30th, 2018
Million pesos
	Paid-in capital		Other capital
	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2017	11,348	23,450	9,515	55,205	(1,353)	321	9	35	17,645	30	116,205
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				17,645					(17,645)		0
Capitalization premium on sale of shares	18,451	(18,451)									0
Dividends declared				(4,279)							(4,279)
TOTAL	18,451	(18,451)	0	13,366	0	0	0	0	(17,645)	0	(4,279)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					179						179
Result from valuation of cash flow hedge instruments, net						(280)					(280)
Reserve for purchase of Treasury shares			12,800	(12,800)							0
Recognition of share-based payments		784		(41)							743
Shares held by treasury		(291)									(291)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(292)							(292)
Employee defined benefit measures								56			56
Result from sale of custody business				595							595
Result from the sale of subsidiaries				(19)							(19)
Net income									9,898	5	9,903

TOTAL	0	493	12,800	(12,557)	179	(280)	0	56	9,898	5	10,594

BALANCE AS OF JUNE 30th, 2018	29,799	5,492	22,315	56,014	(1,174)	41	9	91	9,898	35	122,520

Earnings Release | 2Q.2018	40
Banco Santander México

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2018	41
Banco Santander México

Consolidated statement of cash flows
From January 1st to June 30th 2018
Million pesos

OPERATING ACTIVITIES
Net income		9,898
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(1,721)
Depreciation of property, furniture and fixtures	534
Amortizations of intangible assets	899
Recognition of share-based payments	784
Current and deferred income taxes	2,940
Provisions	362
Amortizations of debt issuance expenses	7	3,805
		13,703

OPERATING ACTIVITIES
Margin accounts		(1,059)
Investment in securities		33,220
Debtors under sale and repurchase agreements		(39,285)
Derivatives-assets		6,234
Loan portfolio-net		(34,505)
Accrued income receivable from securitization transactions		(2)
Foreclosed assets		140
Other operating assets		3,836
Deposits		53,868
Bank and other loans		618
Creditors under sale and repurchase agreements		(16,063)
Collateral sold or pledged as guarantee		10,360
Derivatives-liability		(12,839)
Other operating liabilities		18,828
Payments of income taxes		(3,890)

Net cash provided by (used in) operating activities		33,164

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		5
Payments for acquisition of property, furniture and fixtures		(465)
Cash dividends received		850
Payments for acquisition of intangible assets		(1,058)

Net cash provided by (used in) investing activities		(668)

FINANCING ACTIVITIES
Cash payment of dividends		(6,101)
Payments associated with subordinated capital notes		(292)
Payments from associated for purchase of treasury shares		(291)

Net cash used in financing activities		(6,684)

Net increase in cash and cash equivalents		25,812

Adjustment to cash flows for changes in exchange rate		1,757

Funds available at the beginning of the year		87,409

Funds available at the end of the year		114,978

Earnings Release | 2Q.2018	42
Banco Santander México

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2018	43
Banco Santander México

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

▪  Significant accounting policies

▪  Earnings per share

▪  Consolidated balance sheet and consolidated income statement by segment

▪  Annex 1. Loan portfolio rating

▪  Annex 2. Financial ratios according to CNBV

▪  Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 2Q.2018	44
Banco Santander México

Significant accounting policies

Changes in Accounting Criteria issued by the National Banking and Securities Commission in 2018

On December 27th, 2017, several amendments were published in the DOF to the Accounting Criteria issued by the CNBV. These modifications will be effective on January 1st, 2019.

The most relevant changes are mentioned as follows:

•	Accounting Criteria B-6, Loan portfolio and Accounting Criteria D-2, Income Statement

The Accounting Criteria applicable to credit institutions are adjusted so that they can cancel, in the period in which they occur, the surpluses in the balance of the allowance for loan losses, as well as to recognize the recovery of credits previously cancelled against the item "Allowance for loan losses" in order to be consistent with international accounting standards established in International Financial Reporting Standards (IFRS).

Through a transitory provision, it is indicated that the institutions may choose to apply the aforementioned changes starting the following day after the date of its publication and shall notify the CNBV that such option is exercised, no later than 10 business days after the date in which the anticipated application of the aforementioned changes to the Accounting Criteria begin. As of June 30th, 2018, the Bank has not exercised this option.

•	Accounting Criteria A-2, Application of particular rules

Several Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) were incorporated to the Accounting Criteria of the CNBV, in order to be applicable to financial institutions.

The Bank is analyzing the effect that the adoption of the aforementioned MFRS will have on its financial information.

The MFRS that are now included in the Accounting Criteria are as follows:

MFRS B-17, Determination of fair value

It establishes the standards for the determination of fair value and related disclosure. It mentions that fair value must be determined by using assumptions that market participants would use when setting the price of an asset or a liability under current market conditions at certain date, including assumptions about the risk. It is established that should be considered the market in which it would take place for an asset or liability that is being valued, if it is monetary and if it is used in combination with other assets or on an independent basis; and the appropriate valuation technique(s) for determining their fair value, as well as maximizing the use of relevant observable inputs and minimizing unobservable inputs.

MFRS C-3, Accounts receivable

It establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of trade accounts receivable and other accounts receivable in the financial statements of an economic entity. It specifies that accounts receivable that are based on a contract represent a financial instrument.

MFRS C-9, Provisions, contingencies and commitments

It establishes the standards for valuation, presentation and disclosure of liabilities, provisions and commitments, reducing its scope by reallocating the item related to financial liabilities to the MFRS C-19, Financial instruments payable. The definition of liability was modified, eliminating the concept of "unconditional right to avoid" and including the term "probable".

MFRS C-16, Impairment of financial instruments receivable

It establishes the standards for valuation, recognition, presentation and disclosure of impairment losses on financial instruments receivable.

Earnings Release | 2Q.2018	45
Banco Santander México

MFRS C-19, Financial instruments payable

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of accounts payable, borrowings and other financial liabilities in the financial statements of an economic entity. The following concepts are introduced to value the financial liabilities: amortized cost and the effective interest method, which is determined based on the effective interest rate. Both the discounts and the costs of issuing a financial liability are deducted from the liability.

MFRS C-20, Financial instruments to collect principal and interest

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of the financing instruments receivable in the financial statements of an economic entity that carries out financing activities. Discards the concept of intention when acquiring and holding the financial instruments (assets) to determine their classification. Adopts the concept of business model.

MFRS, D-1, Revenue from contracts with customers

It establishes the standards for valuation, presentation and disclosure of the income incurred to fulfill the contracts with clients. The most significant aspects are established for the revenue recognition through the transfer of control, identification of obligations to be fulfilled in a contract, assignment of the amount of the transaction and recognition of collection rights.

MFRS D-2, Costs for contracts with clients

It establishes the standards for valuation, presentation and disclosure of the costs that arise from contracts with clients. Additionally, it establishes the standards for the recognition of costs for contracts with customers, and incorporates the accounting treatment of the costs related to contracts for the construction and manufacture of capital goods, including costs related to customer contracts.

MFRS issued by the CINIF

The CINIF issued the MFRS D-5, Leases, which is effective in 2019. This MFRS introduces a unique model for the recognition of leases by the lessee and requires the leaseholder to recognize the assets and liabilities of all leases with a maturity of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset that represents its right to use the leased underlying asset and a lease liability that represents its obligation to make lease payments.

The Bank is analyzing the effect that this MFRS will have on the financial information, if applicable.

Improvements to MFRS 2018

Starting January 1st, 2018, the Bank prospectively adopted the following Improvements to the MFRS which were issued by the CINIF and were effective on the aforementioned date. These Improvements to the MFRS did not have a significant impact on the financial information presented by the Bank.

Improvements to the MFRS that generate accounting changes

MFRS B-2, Statement of Cash Flows

It is modified to incorporate the requirement of new disclosures about liabilities associated with financing activities.

MFRS B-10, Effects of inflation

The requirement of disclosures about the inflation percentages rates of the economic environment in which an entity operates is incorporated. In addition, it requires the percentage of accumulated inflation rates that were utilized to qualify the economic environment as inflationary or non-inflationary for the current year, the cumulative inflation rate of 3 years (including the two prior years and the current year. The aforementioned requirements will be useful to know the criteria of restatement for the following year.

Earnings Release | 2Q.2018	46
Banco Santander México

MFRS C-6, Property, plant and equipment and MFRS C-8, Intangible assets

These standards are modified with the aim of clarifying the meaning of "consumption of future economic benefits of an asset". Additionally, it establishes that is not appropriate a method of depreciation of assets based on the amount of income associated with the use of these assets, because the income may be affected by factors other than the pattern of consumption of economic benefits of the asset.

MFRS C-14, Transfer and derecognition of financial assets

It establishes that an entity must continue recognizing a transferred asset as it has continuous involvement with it, which must be subsequently recognized according to the applicable standards. The accounting recognition depends on type of asset and its related classification by the entity. However, within the same MFRS, it is mentioned that the fair value adjustments of transferred assets must be recognized in profit or loss, which causes an inconsistency. The CINIF decided to modify this MFRS to eliminate this inconsistency.

Improvements to the MFRS that do not generate accounting changes

MFRS B-7, Business acquisitions

It establishes that the contingent liabilities of the acquired business must be recognized, when it is probable that there will be an outflow of economic resources to settle such liabilities. However, the MFRS C-9, Provisions, contingencies and commitments establishes that contingent items should not be recognized because, by definition, their occurrence is more likely than probable, which seems to be an inconsistency. Therefore, the CINIF modified the wording of MFRS B-7, Business Acquisitions to clarify this inconsistency.

MFRS B-15, Translation of foreign currencies

It is indicated that valuations of assets, liabilities, stockholders' equity, income, costs and expenses are carried out in the functional currency, given that is the basis of the economy of the entity. The aforementioned approach is specified by this modification and avoid confusions.

MFRS C-3, Accounts receivable

It is clarified that this MFRS establishes only the valuation, presentation and disclosure standards for the initial and subsequent recognition of accounts receivable that do not accrue interest, whether the interest is explicit or implicit. Additionally, it specifies that accounts receivable that accrue interest or those without explicit interest, but that are long-term, are within the scope of MFRS C-20, Financial instruments to collect principal and interest.

Application of MFRS D-3, Employee benefits by the Bank

In January 2015, the CINIF issued several amendments to MFRS D-3, Employee Benefits that were effective as of January 1st, 2016. The main effects on the financial information of the Bank are the following:

•	Discount rate for liabilities - Defined Benefits Obligation (DBO)

The discount rate to calculate the DBO will be determined by using the market rate of high-quality corporate bonds (in absolute terms), as long as there is a deep market for these bonds. Otherwise, the market rate of the bonds issued by the Federal Government must be used. In addition, it indicates the criteria to be followed to qualify corporate bonds as high-quality and what should be understood as a deep market.

•	Recognition of the actuarial gain and losses

The use of the “corridor” approach is eliminated for the deferral of actuarial gains and losses.

The balance of cumulative actuarial gain or losses as of December 31st, 2015 is recognized in ORI in stockholders' equity and in liabilities as of January 1st, 2016.

Any actuarial gains and losses generated starting on January 1st, 2016 will be treated as remeasurements of employee defined benefits and will recognized in ORI within the stockholders' equity and in the liabilities.

•	Recycling of the actuarial gain and losses

Actuarial gain and losses recognized in ORI within stockholders' equity must be recycled in the net profit or loss based on the Remaining Useful Life of the Plan (RULP).

Earnings Release | 2Q.2018	47
Banco Santander México

•	Expected return of plan assets

The expected return on plan assets will be estimated with the discount rate of the DOB instead of the expected rate of return for those assets.

•	Cap of the plan assets

A cap of the plan assets is established by means of determining a Maximum Obligation (MO) of the post-employment benefits, specifying that the excess of resources contributed by the entity does not qualify as plan assets, noting that only those plan assets will be considered those resources that are used to cover benefits to employees over the present value of the total, present and future, accrued and accrued benefits attributable to current employees. Any excess over MO is considered a restricted investment.

•	Recognition in results of Modifications to the Plan, Reductions of Personnel and Anticipated Liquidations of Obligations.

In the post-employment benefits all the Labor Cost of the Past Service of the Modifications to the Plan, the Personnel Reductions and the gains or losses due to the Early Settlement of Obligations are immediately recognized in the net profit or loss.

Due to the enactment of the MFRS D-3 on December 31st, 2015, the CNBV issued transitory articles to the Provisions published in the DOF on November 9th, 2015.

These transitory articles establish that credit institutions may recognize the entire balance of plan amendments (past service) and the cumulative balance of the plan’s actuarial gains and losses that were not recognized by entities which used the “corridor” approach progressively, no later than December 31 of each year.

If the option of progressively applying the cumulative balance is selected, the recognition of such balances should begin in 2016, recognizing 20% in such year and another 20% in each of the subsequent years, until reaching 100% over a maximum five-year period. Credit institutions, which elect this option, must report their decision to the CNBV no later than January 31st, 2016.

The remeasurements of gains and losses from the defined benefits plan should be calculated on the total amount of the plan’s gains or losses; that is on the aggregate of the plan’s actuarial gains or losses of the period, and the cumulative balance of those plan’s actuarial gains or losses not recognized on the balance sheet of the credit institutions.

Similarly, if all or part of the residual effect is recognized before the established deadlines, the CNBV must be informed within the 30 calendar days following the date on which the respective accounting record is made. The entities may perform such recognition in advance, if at least 20% or the total residual amount is recognized in the respective year.

The Bank has opted for the progressive application of the balance of the Labor Cost of the Past Service of the Modifications to the Plan and of the accumulated balance of the Gains and Losses of the Plan not recognized as indicated above, in contrast to the provisions of the MFRS B-1, Accounting changes and corrections of errors issued by the CINIF. This decision was reported to the CNBV on January 26th, 2016.

In accordance with the foregoing, the initial effect of the application of MFRS D-3 originated by the accumulated balance of the Gains and Losses of the unrecognized Plan as of December 31, 2015 amounts to Ps.2,771 million. This amount will be recognized in ORI within the capital earned in the item "Remeasurement for defined benefits to employees" as of 2016, recording 20% of said accumulated balance in this year and an additional 20% in each of the subsequent years, until reaching 100% in a period of five-year period. This accumulated balance of actuarial losses not recognized at December 31st, 2015, will be recycled to the income statement for during the RULP, which fluctuates between 7 and 13 years depending on the respective benefit.

As of June 30th, 2018, the Bank recognized an increase of Ps.1,108 million in the area of liability denominated "Sundry creditors and other accounts payable" and a decrease in ORI within capital won in the category of "remeasurements defined benefit to employees " in connection with the application of the above option. This amount of Ps.1,108 million represents 40% of the accumulated balance of gains and losses not recognized Plan as of December 31, 2015.

Should that option not been applied, the Bank had recognized in the consolidated balance sheet as of June 30th, 2018, an increase in the area of liability denominated "Sundry creditors and other accounts payable" and a decrease in ORI within capital won in the category of "remeasurements defined benefit to employees" for Ps.2,771 million.

Earnings Release | 2Q.2018	48
Banco Santander México

The Bank has refrained from applying the resulting comparative settings changes reformulation referred to in the MFRS B-1, Accounting Changes and Error Corrections considering that it is impractical to determine the amounts for periods prior to fiscal year 2017 and for the period from January 1st, 2018 to June 30th, 2018, as indicated in that MFRS.

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Banco Santander México

Earnings per ordinary share and earnings per diluted share
Million pesos, except shares and earnings per share

	JUNE 2018			JUNE 2017			JUNE 2016

	Earnings	Shares -weighted-	Earnings per share	Earnings	Shares -weighted-	Earnings per share	Earnings	Shares -weighted-	Earnings per share

Earnings per share	9,898	6,777,167,728	1.46	9,086	80,855,403,803	0.11	7,251	80,855,403,803	0.09

Treasury stock		9,826,629

Diluted earnings per share	9,898	6,786,994,357	1.46	9,086	80,855,403,803	0.11	7,251	80,855,403,803	0.09

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	9,898	6,786,994,357	1.46	9,086	80,855,403,803	0.11	7,251	80,855,403,803	0.09

Balance outstanding shares as of June 30th, 2018	6,776,133,683

Earnings Release | 2Q.2018	50
Banco Santander México

Consolidated Balance Sheet by Segment
Million pesos
	As of June 30tH, 2018			As of June 30th, 2017
	Retail Banking	Global Corporate Banking	Corporate Activities	Retail Banking	Global Corporate Banking	Corporate Activities
Assets
Cash and due from banks	45,654	58,208	11,116	41,904	12,743	27,550
Margin Accounts	0	3,767	0	0	3,567	36
Investment in securities	0	138,315	150,054	0	119,908	165,431
Debtors under sale and repurchase agreements	0	44,757	0	0	24,786	0
Derivatives	0	158,658	16,325	0	126,019	14,868
Valuation adjustment for hedged financial assets	0	0	(11)	0	0	3
Total loan portfolio	541,437	110,814	0	485,182	104,701	27
Allowance for loan losses	(18,012)	(2,015)	0	(17,805)	(2,389)	0
Loan Portfolio (net)	523,425	108,799	0	467,377	102,312	27
Accrued income receivable from securitization transactions	0	0	123	0	0	117
Other receivables (net)	210	69,509	15,674	1,689	54,675	12,928
Foreclosed assets (net)	300	32	0	420	44	0
Properties, furniture and fixtures (net)	5,430	915	81	4,737	791	70
Long-term investments in shares	0	0	90	0	0	90
Deferred taxes and deferred profit sharing (net)	0	0	19,187	0	0	19,180
Other assets	1,705	1,235	5,053	1,729	893	4,317
Total assets	576,724	584,195	217,692	517,856	445,738	244,617

Liabilities
Deposits	511,703	117,579	68,836	454,170	121,141	42,482
Credit instruments issued	0	6,164	42,568	0	12,416	32,853
Bank and other loans	10,428	2,238	28,008	25,272	2,486	51,841
Creditors under sale and repurchase agreements	6,175	87,912	0	8,678	66,623	0
Securities loan	0	1	0	0	1	0
Collateral sold or pledged as guarantee	0	31,492	0	0	18,276	0
Derivatives	0	157,948	9,330	0	133,972	5,071
Other payables	46,304	91,216	1,834	24,684	60,693	1,098
Subordinated debentures	0	0	35,914	0	0	32,920
Deferred revenues	441	0	0	668	0	0
Total liabilities	575,051	494,550	186,490	513,472	415,608	166,265
Total stockholders' equity	56,703	21,043	44,774	49,765	20,995	42,106
Total liabilities and stockholders' equity	631,754	515,593	231,264	563,237	436,603	208,371

Earnings Release | 2Q.2018	51
Banco Santander México

Income Statement by Segment
Million pesos
	6M18			6M17
	Retail Banking	Global Corporate Banking	Corporate Activities	Retail Banking	Global Corporate Banking	Corporate Activities

Net interest income	25,761	2,892	757	23,069	2,628	1,229
Provisions for loan losses	(9,133)	(480)	0	(9,661)	(714)	0
Net interest income after provisions for loan losses	16,628	2,412	757	13,408	1,914	1,229
Commission and fee income (expense), net	7,498	984	(151)	6,903	865	(2)
Net gain (loss) on financial assets and liabilities	581	706	50	463	1,652	(67)
Other operating income (expense)	568	(3)	(129)	121	79	184
Administrative and promotional expenses	(14,626)	(2,034)	(403)	(13,083)	(1,694)	(354)
Operating income	10,649	2,065	124	7,812	2,816	990

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Global corporate banking

The Global Corporate Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Corporate Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Earnings Release | 2Q.2018	52
Banco Santander México

Annex 1. Loan portfolio rating

As of June 30th, 2018
Million pesos
		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	662,499	2,114	1,260	190	3,564
Risk "A-1"	590,131	1,575	462	161	2,198
Risk "A-2"	72,368	539	798	29	1,366
Risk "B"	75,760	556	2,661	47	3,264
Risk "B-1"	32,592	120	1,131	12	1,263
Risk "B-2"	22,097	144	775	23	942
Risk "B-3"	21,071	292	755	12	1,059
Risk "C"	44,152	330	2,281	641	3,252
Risk "C-1"	32,175	173	1,041	336	1,550
Risk "C-2"	11,977	157	1,240	305	1,702
Risk "D"	11,042	1,089	2,349	694	4,132
Risk "E"	9,494	2,243	3,011	456	5,710
Total rated portfolio	802,947	6,332	11,562	2,028	19,922

Provisions created					19,922

Complementary provisions					105
Total					20,027

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of June 30th, 2018.

2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of March 2011, the Bank apply the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of June 2014, the Bank apply the new rules for rating the financial institutions loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Banco Santander México

Annex 2. Financial ratios according to CNBV

Percentages	2T18	1T18	2T17	6M18	6M17

Past Due Loans Ratio	2.46	2.43	2.29	2.46	2.29

Past Due Loans Coverage	124.79	129.48	149.68	124.79	149.68

Operative Efficiency	2.65	2.52	2.52	2.56	2.44

ROE	16.91	15.87	16.36	16.18	16.12

ROA	1.55	1.45	1.49	1.48	1.47

Capitalization Ratio
Credit Risk	21.03	21.24	20.84	21.03	20.84
Credit, Market and operations risk	15.52	15.71	16.17	15.52	16.17

Liquidity	82.00	77.73	73.78	82.00	73.78

NIM (Net Interest Margin)	3.46	3.33	2.97	3.38	2.97

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Earnings Release | 2Q.2018	54
Banco Santander México

Notes to financial statements as of June 30th 2018
Million pesos, except for number of shares

1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	4,496
Government securities	133,819
Shares	4,153
142,468

Securities available for sale:
Government securities	129,701
Private securities	4,993
Shares	482
135,176

Securities held until maturity:
Government securities	7,805
Government securities (special cetes)	2,920
10,725
Total	288,369

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	2,542
Government securities	42,215
Total	44,757

Credit balances
Bank securities	4,422
Government securities	87,259
Private securities	2,406
Total	94,087
(49,330)

3. Investment in securities different to government securities

At June 30th, 2018 the investments in debt securities with the same issuer (other than government), are less than 5% of the Institution’s net capital.

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Banco Santander México

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of June 30th, 2018, are as follows:

Trading
Swaps
Interest rate	5,178,007
Cross currency	939,815
Equity	1,676

Futures	Buy	Sell

Interest rate	710	600
Foreign currency	15,766	98
Index	263	842

Forward contracts

Interest rate	0	100
Foreign currency	394,647	9,454
Equity	0	3

Options	Long	Short

Interest rate	134,069	138,448
Foreign currency	98,261	96,070
Index	6,621	4,217
Equity	232	106

Total trading derivatives	6,770,067	249,938

Hedging
Cash flow
Interest rate swaps	4,000
Cross currency swaps	43,765
Foreign Exchange Forwards	71,619

Fair value
Interest rate swaps	927
Cross currency swaps	30,842

Total hedging derivatives	151,153

Total derivative financial instruments	6,921,220	249,938

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of June 30th, 2018, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	EUROS	GBP	Total

Commercial or business activity	274,288	55,059	0	2,703	880	332,930
Financial entities	12,709	858	0	0	0	13,567
Government entities	49,233	4,604	2,411	0	0	56,248
Commercial loans	336,230	60,521	2,411	2,703	880	402,745
Consumer loans	104,354	0	0	0	0	104,354
Media and residential	110,110	704	2,706	0	0	113,520
Of social interest	72	0	0	0	0	72
Credits acquired from INFONAVIT or FOVISSSTE	15,511	0	0	0	0	15,511
Mortgage loans	125,693	704	2,706	0	0	129,103
Total performing loan portfolio	566,277	61,225	5,117	2,703	880	636,202

Earnings Release | 2Q.2018	56
Banco Santander México

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	EUROS	Total

Commercial or business activity	3,338	2,256	0	0	5,594
Commercial loans	3,338	2,256	0	0	5,594
Consumer loans	4,446	0	0	0	4,446
Media and residential	4,360	87	475	0	4,922
Of social interest	14	0	0	0	14
Credits acquired from INFONAVIT or FOVISSSTE	1,073	0	0	0	1,073
Mortgage loans	5,447	87	475	0	6,009
Total non-performing	13,231	2,343	475	0	16,049

The analysis of movements in non-performing loans from December 31st to June 30th, 2018, is as follows:

Balance as of December 31st, 2017					15,672

Plus: Transfer from performing loan portfolio to non-performing loan portfolio					15,311

Collections
Cash				(1,484)
Transfer to performing loan portfolio				(3,702)
Proceeds from foreclosure proceedings				(90)

Write-offs					(9,659)

Balance as of June 30th, 2018					16,049

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to June 30th, 2018, is as follows:

Balance as of January 1st, 2018	20,051

Allowance for loan losses	9,614
Write-offs	(9,659)
Foreign exchange result	21
Balance as of June 30th 2018	20,027

The table below presents a summary of write-offs by type of product as of June 30th, 2018:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,386	29	1,415	28
Mortgage loans	136	18	154	3
Credit card loans	1,890	53	1,943	39
Consumer loans	1,435	50	1,485	30
Total	4,847	150	4,997	100

Second quarter
Commercial loans	1,343	55	1,398	30
Mortgage loans	239	18	257	6
Credit card loans	1,639	55	1,694	36
Consumer loans	1,294	19	1,313	28
Total	4,515	147	4,662	100

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Banco Santander México

Accumulated 2018
Commercial loans	2,729	84	2,813	29
Mortgage loans	375	36	411	4
Credit card loans	3,529	108	3,637	38
Consumer loans	2,729	69	2,798	29
Total	9,362	297	9,659	100

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,086 million correspond to the early extinction of debtor support programs:

			Amount
Government Securities
Special CETES for housing loan debtor support programs			3,086

Total securities held to maturity (no reserve)			3,086

Minus-
Reserve for Special CETES			(166)
Total securities held to maturity , net			2,920

The remaining balance and expiration date of Special Cetes that were not repurchased by the Federal Government and therefore the Bank holds in its balance sheet as of June 30th, 2018, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	108.36	1,383
B4-270701	423-2	15,292,752	01-jul-27	108.36	1,657
B4-220804	431-2	440,294	04-aug-22	99.21	44
BC-220804	431-2	71,442	04-aug-22	34.18	2
					3,086

10. Average interest rates paid on deposits

The average interest rates paid on deposits during June 2018, is as follow:
	Pesos	USD
Average balance	325,690	51,492
Interest	4,953	5
Rate	3.02%	0.02%

11. Bank and other loans

As of June 30th, 2018, banks and other loans are constituted as follows:

		Average
Liabilities	Amount	Rate	Maturity

Loans in pesos

Local bank loans	1,500	8.04%	Up to 1 years
Public fiduciary funds	12,230	7.89%	From 1 day to 11 years
Development banking institutions	22,767	7.87%	From 1 day to 20 years
Total	36,497

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Banco Santander México

Loans in foreign currency

Foreign bank loans	1,983	3.27%	From 1 day to 3 years
Call money	256	1.60%	From 1 to 2 days
Public fiduciary funds	1,661	2.88%	From 2 days to 7 years
Development banking institutions	10	6.21%	From 1 to 6 months
Total	3,910

Total loans	40,407
Accrued interests	267

Total bank and other loans	40,674

12. Current and deferred taxes

Current taxes are composed as follows as of June 30th, 2018

Income taxes	1,866
Deferred taxes	376	(1)
Total Bank	2,242
Current and-deferred taxes from other subsidiaries	698
Total Consolidated Bank	2,940

(1) Deferred taxes are composed as follows:

Global provision	(111)
Fixed assets and deferred charges	29
Net effect from financial instruments	743
Accrued liabilities	(49)
Others	(236)
Total Bank	376
Allowance for loan losses of subsidiaries, net	325
Others, subsidiaries	(84)
Deferred income tax (net), Bank	617

As of June 30th, 2018, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	8,672
Other	10,515
Total deferred income tax (net)	19,187
Deferred taxes registered in balance sheet accounts	19,187
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of June 30th, 2018, the deferred Employee profit sharing “EPS” is compromised as follows:

Deferred EPS asset:

Allowance for loan losses deducting outstanding	1,274
Fixed assets and deferred charges	767
Accrued liabilities	447
Capital losses carryforward	910

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Banco Santander México

Commissions and interests early collected	325
Foreclosed assets	83
Labor provisions	233
Derivative financial transactions of exchange rate	451
Net effect from financial instruments	(507)
Deferred EPS asset:	3,983

Deferred EPS liability:

Advance prepayments	(122)
Others	(48)
Deferred EPS liability	(170)

Less - Reserve	0
Deferred EPS asset (net)	3,813

14. Capitalization Ratio

Table I.1

Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,765
2	Earnings from previous fiscal years	56,014
3	Other elements of other comprehensive income (and other reserves)	31,171
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	121,949
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	5,315
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	11
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	89

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Banco Santander México

19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	6,533
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	27,106
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	25,731
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	1,093
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	282
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	40,789
29	Level 1 Common Capital (CET1)	81,161
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	9,826
31	of which: Qualify as capital under the applicable accounting criteria	9,826
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	9,826
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital

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40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	9,826
45	Level 1 capital (T1 = CET1 + AT1)	90,987
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	26,088
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	0
51	Level 2 capital before regulation adjustments	26,088
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	26,088
59	Total stock (TC = T1 + T2)	117,074
60	Total Risk Weighted Assets	754,412
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	10.76%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.06%
63	Total capital (as percentage of assets weighted by total risks)	15.52%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	14.46%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	3.76%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)

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Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	7,106
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.

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This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

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This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

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F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.

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42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

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72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1

Net Capital Ratio of the balance sheet

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,355,125
BG1	Funds Available	114,951
BG2	Margin accounts	2,747
BG3	Investment in securities	288,367
BG4	Debtors under sale and repurchase agreements	43,367
BG5	Securities loans)	0
BG6	Derivatives	174,983
BG7	Valuation adjustment for hedged financial assets	-11
BG8	Total loan portfolio	590,292
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	85,063
BG11	Foreclosed assets (net	188
BG12	Property, furniture and fixtures (net)	6,402

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BG13	Long-term investment in shares	27,142
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	13,639
BG16	Other assets (net)	7,996
	Liabilities	1,233,167
BG17	Deposits	747,548
BG18	Bank and other loans	19,232
BG19	Creditors under sale and repurchase agreements	94,144
BG20	Securities loans	1
BG21	Collateral sold or pledged as guarantee	31,492
BG22	Derivatives	167,278
BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	137,281
BG26	Subordinated debentures outstanding	35,914
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	277
	Shareholders' Equity	121,959
BG29	Paid-in capital	34,765
BG30	Other capital	87,194
	Memorandum accounts	5,065,483
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	63
BG33	Credit commitments	139,597
BG34	Assets in trust or mandate	167,950
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	3,209,345
BG37	Collateral received by the entity	132,541
BG38	Collateral received and sold or pledged as guarantee	57,487
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	473
BG41	Other accounts	1,358,029

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Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference

	Asset
1	Goodwill	8	1,735	BG16= 7,996 Minus: deferred charges and advance payments 1,093; intangibles 5,315; advance payments that are computed as risk assets 479; other assets are computed as risk assets 626
2	Intangible assets	9	5,315	BG16= 7,996 Minus: deferred charges and advance payments 1,093; intangibles 1,735; advance payments that are computed as risk assets 479; other assets that are computed as risk assets 626
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	11	BG3= 288,367 Minus: Reciprocal investments in common capital of financial entities 89; Investments in securities computed as risk assets 288,267
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	89	BG3= 288,367 Minus: Investment in own-equity securities 11; Investments in securities computed as risk assets 288,267
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	6,533	BG15= 13,639 Minus: Amount computed as risk asset 7,106
13	Reserves recognized as complementary capital	50	0	BG8= Total loan portfolio 590,292
14	Investments in subordinated debt	26 - B	0

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15	Investments in multilateral entities	26 - D	0	BG13= 27,142 Minus: Investments in subsidiaries 25,731; Investments in clearing houses 282; Investments in associated companies 109; Other investments that are computed as risk assets 1,020
16	Investments in associated companies	26 - E	25,731	BG13= 27,142 Minus: Investments in clearing houses 282; Investments in associated companies 109; Other investments that are computed as risk assets 1,020
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	1,093	BG16= 7,996 Minus: intangible assets 7,050; others assets that are computed as risk assets 479; other assets are computed as risk assets 626
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	282	BG13= 27,142 Minus: Investments in subsidiaries 25,731; Investments in associated companies 109; other investments that are computed as risk assets 1,020
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0

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	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,765	BG29
35	Retained earnings	2	56,014	BG30= 87,194 Minus: other items of earned capital 31,171, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	31,171	BG30= 86,770 Minus: Retained earnings 56,014,cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	9,826	BG26= 35,914 More: Subordinated debt instruments non-convertible 26,088
39	Paid-in capital that meets with Exhibit 1-S	46	26,088	BG26= 35,914 More: Subordinated debt instruments convertible 9,826
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.

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11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.

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44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	71,426	5,714
Transactions with debt instruments in national currency with surtax and reviewable rate	1,794	144
Transactions in national currency with real rate or denominated in UDIs	8,645	692
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	12,067	965
Positions in UDIs or with yield referred to INPC	53	4
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	249	20
Transactions in foreign currency with nominal rate	39,892	3,191
Positions in foreign currency or with yield indexed to the exchange rate	15,358	1,229
Positions in shares or with yield indexed to the price of one share or set of shares	1,662	133
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	0	0

Table III.2

Assets weighted subject to credit risk by risk group

Concept		Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	91	7
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	0	0
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	29,194	2,336
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	1,437	115
Group III (weighted at 11.5%)	1,530	122
Group III (weighted at 20%)	24,728	1,978
Group III (weighted at 23%)	0	0
Group III (weighted at 25%)	60	5
Group III (weighted at 28.75%)	111	9
Group III (weighted at 50%)	25,203	2,016
Group III (weighted at 57.5%)	605	48
Group III (weighted at 60%)	11	1

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Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	7,461	597
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	6,744	540
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	5,312	425
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	1,432	115
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	30,754	2,460
Group VI (weighted at 75%)	12,183	975
Group VI (weighted at 100%)	47,483	3,799
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	10,384	831
Group VII-A (weighted at 23%)	13	1
Group VII-A (weighted at 50%)	1,382	111
Group VII-A (weighted at 57.5%)	12,004	960
Group VII-A (weighted at 100%)	166,003	13,280
Group VII-A (weighted at 115%)	4,582	367
Group VII-A (weighted at 120%)	17	1
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	1,368	109
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	741	59
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	0	0
Group VII-B weighted at 57.5%)	0	0
Group VII-B (weighted at 100%)	33,522	2,682
Group VII-B (weighted at 115%)	0	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	3,868	309
Group VIII (weighted at 150%)	3,999	320
Group IX (weighted at 100%)	73,223	5,858
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0

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Group X (weighted at 1250%)	1,213	97
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	15,731	1,259
Credit Valuation Adjustment on Derivative Operations	34,437	2,755
Re-securitization with Risk Degree 1 (weighted at 20%)	0	0
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Assets weighted subject to operational risk

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	46,441	3,715

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		48,885

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$15,210,402,155.77
9	Instrument's par value	$3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable

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23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$14,588,587,852.93
9	Instrument's par value	$3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A

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30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAB99	05969B AB9
		Reg S	USP1507SAD91	P1507S AD9
3	Governing Law	The Capital Notes and their corresponding Indenture are governed by, and construed in accordance with, the law of the State of New York. Whether a Trigger Event (leading to a Write-Down) or a Mexican Regulatory Event (leading to a Suspension Period) has occurred is based upon a determination by the applicable Mexican regulator, in accordance with Mexican law (as amended from time to time). Whether a Withholding Tax Event or a Tax Event has occurred is based upon a determination in accordance with Mexican law (or other applicable law in the case of a Withholding Tax Event involving a jurisdiction other than Mexico), as amended from time to time, evidenced by an opinion of a nationally recognized law firm and, if required, a certification by the Issuer. Whether a Capital Event has occurred is determined by the Issuer in accordance with Mexican law (as amended from time to time). The ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican law (as amended from time to time). The Issuer will waive any rights it may have under the law of the State of New York not to give effect to any such determination to the fullest extent permitted by applicable law. Any proceedings in respect of the Issuer’s concurso mercantil or bankruptcy will be conducted in accordance with the Mexican Bankruptcy Law, and any merger or consolidation shall be subject to applicable approvals under the Mexican Banking Law and any other applicable Mexican laws, as amended from time to time.
Regulatory Treatment
4	Capital category the Capital Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Capital Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Capital Notes.
8	Amount acknowledged as regulatory capital	$23,902,131,488.00

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9	Instrument's Face Value	$25,598,560,000.00 (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	December 27, 2013.
12	Type of Expiration	Expiration Date.
13	Expiration Date	January 30, 2024.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.
15	Optional Redemption Date	January 30, 2019.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Event or a Special Event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Capital Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Capital Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Capital Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Capital Notes will

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be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Capital Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.
23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events	A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, (ii) both (A) the CNBV notifies Banco Santander Mexico that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (y Banco Santander Mexico’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander Mexico’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander Mexico has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental authorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies Banco Santander Mexico of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by the Issuer to avoid revocation of the Issuer’s license for the Issuer’s failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander Mexico.
32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.

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35	Ranking of the Capital Notes in a liquidation event	The Capital Notes constitute subordinated indebtedness, and (i) will be subordinated and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$9,845,600,000.00 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

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15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such

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cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander (México), S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.

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35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario is available on the website

www.santander.com.mx/ir

Leverage ratio

Integration of the main sources of leverage
	Item	Jun- 2018
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,160,671
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(41,091)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,119,580
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	47,383
5	Add-on amounts for PFE associated with all derivatives transactions	53,102
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)
9	Adjusted effective notional amount of written credit derivatives
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)
11	Total derivative exposures (sum of lines 4 to 10)	100,484
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	94,508
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(78,853)
14	CCR exposure for SFT assets	1,639
15	Agent transaction exposures

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16	Total securities financing transaction exposures (sum of lines 12 to 15)	17,294
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	138,390
18	(Adjustments for conversion to credit equivalent amounts)	(55,590)
19	Off-balance sheet items (sum of lines 17 and 18)	82,800
Capital and total exposures
20	Tier 1 capital	88,490
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,320,158
Leverage ratio
22	Basel III leverage ratio	6.70%

Table II.1
Comparison total assets and assets adjusted
	Item	Jun-18
1	Total consolidated assets as per published financial statements	1,362,472
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(41,091)
4	Adjustments for derivative financial instruments	(85,661)
5	Adjustment for securities financing transactions	1,639
6	Adjustment for off-balance sheet items	82,800
7	Other adjustments
	Leverage ratio exposure	1,320,159
Table III.1
Conciliation of total assets and exposure in the balance
	Item	Jun-18
1	Total consolidated assets as per published financial statements	1,362,472.07
2	operative derivative financial instruments	(186,145.16)
3	operative securities financing transactions	(15,655.19)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0.00
	On-balance exposure	1,160,672

Table IV.1
Variation of the elements
	Mar-18	Jun-18
CONCEPT / QUARTER	T-1	T	Variation (%)
Basic Capital	90,772	90,987	0.2
Adjusted assets	1,231,680	1,319,621	7.1
Leverage ratio	7.37%	6.89%

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15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of Jun 30, 2018, is provided:

- At Jun 30, 2018 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.45,641 million representing the 50.16% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly checking accounts and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the local and foreign capital markets through different alternatives that range from the issuance of senior and subordinated debt as well as the issuance of other debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A de C.V., SOFOM, E.R.	99.99
Santander Vivienda, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99

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20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Internal Control Department, Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Technology and Operations

▪	Executive Direction of Human Resources

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Chief Financial Officer

▪	Vice-president of Commercial Banking:

-	Deputy General Direction Network Commercial

-	Deputy General Direction of New Business

-	Deputy General Direction of Strategy of Business

-	Executive Direction of Commercial Planning

-	Executive Direction of Transformation Commercial and Innovation

-	Executive Direction of Strategy Clients

-	Deputy General Direction of Digital Factory

▪	Deputy General Direction of Corporate & Investment Banking

▪	Deputy General Direction of Enterprises and Institutions

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Public Affairs and Strategy

▪	Executive Direction of Audit

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

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The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

▪	Communication and Control Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with related parties

Receivable
Funds available	1,310
Debtors under sale and repurchase agreements	4,124
Derivatives (asset)	66,479
Performing loan portfolio	6,055
Other receivables, (net)	1,824

Payable
Time deposits	1,461
Demand deposits	4,825
Credit instruments issued	1,054
Creditors under sale and repurchase agreements	19,086
Derivatives (liability)	39,545
Other payables	40,315
Subordinated debentures	30,441

Revenues
Interest	110
Commissions and fee income	3,189
Net gain (loss) on financial assets and liabilities	(4,511)

Expenses
Interest	1,847
Administrative expenses	442
Technical assistance	1,020

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22. Interests on loan portfolio
As of June 30th, 2018, the consolidated statement of i includes in the item "Interest income " Ps.38,642 million that correspond to interests from the loan portfolio of Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

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The Value at Risk as of the end of second quarter of 2018 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	127,836.71	0.11
Market Making	115,788.84	0.10
Proprietary Trading	16,277.21	0.01

Risk factor
Interest rate	128,239.66	0.11
Foreign exchange	64,921.09	0.06
Equity	3,243.46	0.00
* % of VaR with respect to Net Capital

The Value at Risk for the average the first quarter of 2018 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	115,718.95	0.10
Market Making	108,716.41	0.09
Proprietary Trading	13,576.26	0.01

Risk factor
Interest rate	116,200.75	0.10
Foreign exchange	28,706.19	0.02
Equity	3,517.61	0.00
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

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	Sensitivity NIM				Sensitivity MVE
Bank	Apr-18	May-18	Jun-18	Average	Apr-18	May-18	Jun-18	Average
Balance MXN GAP	41%	49%	42%	44%	94%	86%	90%	90%
Scenario	(100) bps	(100) bps	(100) bps	N/A	100 bps	100 bps	100 bps	N/A
Balance USD GAP	69%	31%	73%	58%	13%	12%	18%	14%
Scenario	(100) bps	(100) bps	(100) bps	N/A	(50) bps	(50) bps	(100) bps	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the first quarter of 2018:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bp	(635)	(375)	(260)	100 bps	(3,160)	(121)	(3,039)
Balance USD GAP	(100) bp	(289)	4	(293)	(100) bps	(227)	(1,024)	797

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	203,248	(28,018)	114,240	(9,244)	39,278	48,944	17,628	37,217	313,791	(330,588)
Non Derivative	175,568	(28,047)	114,303	(9,416)	38,694	48,551	8,119	37,414	302,953	(337,003)
Derivatives	27,681	29	(63)	172	585	393	9,509	(197)	10,838	6,415

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.)

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Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Banco Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Banco Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Banco Santander, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Banco Santander has complied with its obligations by issuing payment directions.

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For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Banco Santander for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Banco Santander for the second quarter of 2018:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Apr-18	May-18	Jun-18	Average
Sovereign Risk, Development Banking and Financial Institutions	17,231.61	18,284.50	16,554.59	17,356.90
Corporates	1,030.58	949.45	894.93	958.32
Companies	181.08	131.84	176.36	163.09

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the second quarter of 2018, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit
Millions of U.S. Dollars
Type of Derivative	End of the second quarter of 2018
Interest Rate Derivatives	15,344.29
Exchange Rate Derivatives	36,571.92
Bonds Derivatives	0.07
Equity Derivatives	138.33
Total	52,054.61

The Expected Loss of Banco Santander at the end of the second quarter of 2018, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Banco Santander, for the second quarter of 2018 are:

Expected Loss
Millions of U.S. Dollars
Segment	Apr-18	May-18	Jun-18	Average
Sovereign Risk, Development Banking and Financial Institutions	17.17	16.35	15.73	16.42
Corporates	2.15	1.95	1.89	2.00
Companies	3.20	2.75	3.15	3.04

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the second quarter of 2018:

Cash collateral	92.33%
Collateral refer to bonds issued by the Mexican Federal Government	7.67%

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Banco Santander México

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result, there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander Mexico; this includes:

Risk appetite, defined as the level of risk that the Bank is willing to accept

Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Banco Santander México had a monthly average loss of Ps.114 million pesos for Operational Risk overall the 1H18.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

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Banco Santander México

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporaivo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

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Banco Santander México

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.       Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.       Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the second quarter of 2018, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

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Banco Santander México

Summary of Derivative Financial Instruments
Million Pesos as of June 30th, 2018

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	404,100	251	17
Forwards	Equity	Trading	3	0	16

Futures	Foreign Currency	Trading	15,865	0	0
Futures	Market Index	Trading	1,104	0	0
Futures	Interest Rate	Trading	1,310	0	0
Futures	Equity	Trading	0	0	0

Options	Equity	Trading	338	8	(24)
Options	Foreign Currency	Trading	194,330	451	472
Options	Market Index	Trading	10,838	82	30
Options	Interest Rate	Trading	272,517	(201)	(130)

Swaps	Cross Currency	Trading	939,815	1,897	(231)
Swaps	Interest Rate	Trading	5,178,007	(1,465)	(3,186)
Swaps	Equity	Trading	1,676	(313)	43

Forwards	Foreign Currency	Hedging	71,619	3,713	1,346

Swaps	Cross Currency	Hedging	74,606	3,170	1,825
Swaps	Interest Rate	Hedging	4,927	113	57

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the second quarter of 2018, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the second quarter of 2018, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions

Caps and Floors	617	28
Equity Forward	12	0
OTCEquity	235	0
OTCFx	1763	0
Swaptions	1	0
Fx Forward	1646	164
IRS	2056	1467
CCS	57	18

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the second quarter of 2018, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

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Banco Santander México

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the second quarter of 2018:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(1.90)	6.51

Vega Risk factor
	EQ	FX	IR
Total	1.85	1.87	(1.51)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	0.47	(17.35)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

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Banco Santander México

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the second quarter of 2018:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(59)
Remote scenario	(630)
Possible scenario	(649)

24. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the second quarter of 2018 the weighted average CCL for the Bank is 166.89%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

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Banco Santander México

Million pesos		Amount unweighted (average)	Weighted amount (average)

Liquidity Assets
1	Total high-quality liquid assets	Not applicable	158,421
Cash Outflows
2	Unsecured retail financing	204,995	11,900
3	Stable funding	171,999	8,600
4	Less stable funding	32,997	3,300
5	Unsecured wholesale funding	365,945	132,953
6	Operational deposits	249,912	58,261
7	Non-operational deposits	98,830	57,489
8	Unsecured debt	17,204	17,204
9	Secured wholesale funding	Not applicable	1,034
10	Additional requirements:	198,241	45,630
11	Outflows related to derivatives exposures and other collateral requirements	62,975	37,209
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	135,265	8,421
14	Other contractual funding obligations	80,203	502
15	Other contingent funding obligations	6,715	6,715
16	Total Cash Out	Not applicable	198,734
Cash Inflows
17	Cash inflows secured transactions	93,770	5,073
18	Cash inflows from operations unsecured	107,028	83,940
19	Other cash inflows	12,055	12,055
20	Total Cash Inflows	212,853	101,068
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	158,421
22	Total Net Cash Out	Not applicable	97,666
23	Liquidity Coverage Ratio	Not applicable	166.89%

The presented numbers are subject to review and therefore they might suffer changes.

Notes relating to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	90 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the second quarter, there was an increase in wholesale funds, as well as a change in the liquidity mix from liquid assets to cash inflows.

c)	Changes of major components within the quarter report.

•	During the second quarter, there was an increase in wholesale funds, as well as a change in the liquidity mix from liquid assets to cash inflows.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

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Banco Santander México

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.	Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 1Q18, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

03/28/2018	Term	Amount
Million pesos
Consolidated	90 days	137,259
Local Currency	90 days	56,362
Foreign Currency	30 days	80,897

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of March 28, 2018. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

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Banco Santander México

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	127,748	63,251	0	0	10	38	9	0	64,439
Loans	801,401	48,894	69,060	70,185	107,956	239,174	111,487	154,045	601
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	(812)	0	0	0	0	0	0	0	(812)
Securities	344,902	243,781	34,829	199	1,560	44,955	2,914	11,386	5,277
Permanent	11,545	0	0	0	0	0	0	0	11,545
Other Balance Sheet Assets	2,379,825	0	0	0	0	0	0	0	2,379,825
Total Balance Sheet Assets	3,664,609	355,926	103,889	70,384	109,526	284,168	114,411	165,431	2,460,475
Money Market	(105,718)	(17,913)	(128)	0	0	0	0	0	(87,676)
Deposits	(629,476)	(253,281)	(23,895)	(14,585)	(12,137)	(19,403)	(11,470)	(294,706)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(183,947)	(1,804)	(10,893)	(18,811)	(52,205)	(31,762)	(45,037)	(3,054)	(20,381)
Equity	(121,567)	0	0	0	0	0	0	0	(121,567)
Other Balance Sheet Liabilities	(2,400,630)	0	0	0	0	0	0	0	(2,400,630)
Total Balance Sheet Liabilities	(3,441,338)	(272,998)	(34,916)	(33,396)	(64,342)	(51,165)	(56,507)	(297,760)	(2,630,255)
Total Balance Sheet Gap	223,271	82,928	68,973	36,988	45,184	233,003	57,904	(132,329)	(169,380)
Total Off-Balance Sheet Gap	18,477	(12,207)	82	711	7,394	3,205	5,641	3,865	9,787
Total Structural Gap		70,721	69,054	37,699	52,578	236,208	63,544	(128,464)	(159,593)
Accumulated Gap		70,721	139,775	177,474	230,052	466,260	529,805	401,341	241,748

II.	Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

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•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on a monthly basis at the Internet site www.santander.com.mx/conocealbanco/títulosopcionales the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
Índice de Precios y Cotizaciones	IPC

I.	Mexican Stock Exchange Index (IPC)

The Mexican Stock Exchange IPC Index, is the main indicator of the performance of the Mexican stock market, and provides an indication of the performance of the stock market based on the variations in the prices of a balanced, weighted and representative sample representative of the issuers listed in the Mexican Stock Market, in line with international best practices.

The closing value of IPC is determined by the BMV and it may be consulted at the website www.bmv.com.mx.

GENERAL CHARACTERISTICS OF IPC

Formula:

Where:

It: Index in t time

Pit: Price of i issuer in t time

Qit: Stocks of issuer i in time t

FAFi: Adjustment Factor due to Variable Stocks of issuer i

fi: Adjustment factor due to ex - right of issuer i in time t

i= 1, 2, 3….n

Size of the Sample:

The IPC Index is composed of 35 issuers, and includes the most highly marketable security of each of these issuers and only one security per issuer. The number of components may vary based on corporate events.

Selection Criteria:

The following filters are used in the selection of securities that compose the IPC Index sample:

1º Criterion. Minimum continuous trading time. Those companies having at least 3 calendar months of continuous operation prior to the constituents review will be eligible.

2º Criterion. Minimum floating shares percentage3. Those companies whose floating shares percentage is at least 12% or their floating market cap is at least 10 thousand million pesos at the selection date will be eligible.

%AFit ≥ 12% and/or

VCFit ≥ 10,000,000,000 pesos

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where:

%AFit = Floating shares percentage of stock series i at time t

VCFit = Floating market cap of stock series I at time t

3° Criterion. From the stock series that fulfilled the previous criteria, will be eligible those with a floating Market cap, computed using the volume weighted average Price of the last three months previous to the constituents review, is at least 0.1% of the Market cap, considering the volume weighted average Price of the last three months previous to the constituents review, of the Index constituents list.

VCFi ≥0.1% VCFIPC

where:
VCFi = Floating market cap of stock series i

VCFIPC = Floating market cap of all of the Index’s constituents

4º Criterion. Largest turnover factor. From the stock series that fulfilled the previous criteria, will be eligible the 55 stock series with the largest turnover factor of the last 12 months previous to the constituents review.

In the case of listed companies that make follow-on public offerings, equivalent to, at least, 0.5% of the market capitalization of the Mexican Stock Market Composite Index “IPC CompMx” on the close of the offering date, the median will consider the monthly medians of at least 3 continuous calendar months, previous to the constituents review.

5º Criterion. Joint rating of the following indicators for each of the 55 companies’ stock series that fulfilled the previous criteria:

• Turnover Factor (FRi)

• Floating Market cap (VCFi), considering the volume weighted average Price of the last 12 months previous to the constituents review.

• Median of the monthly medians of the value traded in this Exchange, for the last 12 months. (Median Impi)

In order to choose the 35 companies which will shape up the Index’s constituent list, they shall be rated according to their turnover factor, floating market cap (volume weighted) and the median of the monthly medians of the value traded in the exchange for the last twelve months of their most liquid stock series (except for those listed stocks that made a follow-on public offering, as stated in criterion 4).

If two or more companies have the same final rating, the one with the largest floating market cap will be considered first.

Rating procedure

The 55 companies that fulfilled the prior criteria will be sorted in descending order by their turnover factor, floating market cap and the monthly median of the value traded in the exchange for the last twelve months receiving a rating according to the place they occupy in a consecutive fashion.

Company	Turnover	Company	Mkt Cap	Company	Value Traded
	Rating		Rating		Rating
A	1	C	1	B	1
B	2	A	2	C	55
C	3	B	55	A	3
…	…	…	…	…	…
N	55	N	20	N	34

All rates for the three factors are added up and the 35 companies with the smallest rate are selected.

Company	Turnover	Mkt Cap	Value Traded	Joint
	Rating	Rating	Rating	Rating
A	1	2	3	6
B	2	55	1	58
C	4	1	55	60
…	…	…	…	…
N	55	20	34	109

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Weightings and Floating Market Cap for the most traded stock series of the Companies in the Index’s Constituents’ list

The weighting of each stock series within the Index’s constituent list will be determined by its Floating Market Cap.

The floating shares percentage to calculate the Floating Market Cap will be rounded according to the following buffers:

Floating Shares Percentage Rounding Buffers:

Buffer	% Reported Floating Shares	% Rounded floating shares percentage
	< 12%	0
1	≥ 12 a ≤ 15%	% reported
2	≥ 15 a ≤ 20%	20%
3	≥ 20 a ≤ 25%	25%
4	≥ 25 a ≤ 30%	30%
5	≥ 30 a ≤ 35%	35%
6	≥ 35 a ≤ 40%	40%
7	≥ 40 a ≤ 45%	45%
8	≥ 45 a ≤ 50%	50%
9	≥ 50 a ≤ 55%	55%
10	≥ 55 a ≤ 60%	60%
11	≥ 60 a ≤ 65%	65%
12	≥ 65 a ≤ 70%	70%
13	≥ 70 a ≤ 75%	75%
14	≥ 75 a ≤ 80%	80%
15	≥ 80 a ≤ 85%	85%
16	≥ 85 a ≤ 90%	90%
17	≥ 90 a ≤ 95%	95%
18	≥ 95 a ≤ 100%	100%

Weighting for each Stock Series of the Companies in the Index’s Constituents’ list where:

ωi = Weighting of the stock series i in the constituents list

VCFi = Floating Market cap of stock series i

CVFIPC = Floating Market cap of all of the stock series in the Index’s constituents list

Relevant Events Adjustments due to the obligation included in the Article 109 of the Mexican Stock Market Law

Taking in consideration the Index’s calculation formula, changes in the number of registered and floating shares, caused by a relevant event derived by the information obligation that both, individuals and legal entities, have in the assumptions established in the Article 109 of the Mexican Stock Market Law, will affect the weightings.

Maximum Weightings

In order to avoid weightings concentrations, and following the best international practices, the maximum weighting one single stock series can have by the start of the constituent list’s validity period is 25% of the total.

Likewise, the 5 largest stock series in the constituent list, can’t weigh altogether more than 60% of the total.

For the 60% limit, if during the validity of the already adjusted constituent list this same limit is overdrawn for a 45 consecutive trading day’s period, the BMV will make the corresponding adjustment in a proportional manner in order to fulfill the concentration limits condition stipulated for the Index.

Weighting limits in the Constituents’ list

25% capping adjustment for a stock series in the constituents’ list.

Let be the weighting of stock series i in the constituents list,

such that

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with

ωi ≤ 0.25, (i = 1,…, 35)

60% capping adjustment for the 5 largest stock series within the constituent list given the prior condition.

Let be the weighting of the biggest stock series in the constituents list, the following must be satisfied:

For l = 1 , … , 5

If there’s the need to realize adjustments, the surpluses will be proportionally distributed in each of the other stock series.

Constituents List Review and Continuance

The constituents list review for Prices and Quotations Index is made once a year, in August, using data as of July close, and is comes into effect on September first business day.

If there’s any special situation due to corporate events or by the market, the necessary modifications will be carried out according to such event, as explained further in this document, and the market will be timely informed.

The number of issuers on the constituent list may vary if some company performs a spin-off, so that the issuer that is spinning off, as well as the one that has been spun off, will remain in the constituent list until the next constituents revision.

If an issuer is subject to an Acquisition Public Offering, Merger or some other extraordinary event that might imply the cancelation of its listing in BMV, those shares object of such event will be removed from the constituent list the very same day it’s materialized in BMV, and its place will be occupied by a new issuer. The issuer selected for this, will be the best positioned in the last published Selection Filter by BMV in its website (such Filter is calculated and published monthly).

BMV will inform as timely as possible about the changes related to this section.

Constituents List Rebalance

With the purpose of making the index more representative of the market behavior as well as keeping a high replicability, its stock series weightings will be rebalanced quarterly during the constituent’s list validity period, thus being on December, March and June subsequent to the last revision. The maximum weighting rebalance for a single stock series will be carried out quarterly, up and down.

Index Daily Calculation Formula

where:

It= Index level on day t

Pit = Price of the stock series i on day t

Qit = Listed shares in this Exchange of the stock series i on day t

FAFi = Floating shares adjustment factor of stock series i

Fit = Ex rights adjustment factor of stock series i on day t

i = 1, …, 35

Base level: 0.78 as of October 30th, 1978.

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Banco Santander México

Corporate Adjustments

Taking in consideration the Index’s calculation formula, the changes in the number of registered shares, caused by a relevant event, will affect the weightings of the stock series within the constituent list, whether at its implementation time or at its quarterly rebalances, as the case may be. Below are detailed, in an indicative and non-limitative way, the corporate events that may affect the constituents.

where:

fi = Factor of adjustment required in issuer i.

Aa = Number of shares previous to adjustment

Aa = Number of shares derived from conversion.

Ae = Number of shares to split.

Ap = Number of shares after adjustment.

Ar = Number of shares due to restructuring.

As = Number of subscribed shares.

Pa = Price previous to adjustment

Pp = Price after adjustment.

Ps = Subscription price.

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Banco Santander México

Sample:

Ticker	Name	Weight
AMXL MM Equity	America Movil SAB de CV	12.50%
FEMSAUBD MM Equity	Fomento Economico Mexicano SAB de CV	12.30%
GFNORTEO MM Equity	Grupo Financiero Banorte SAB de CV	9.60%
CEMEXCPO MM Equity	Cemex SAB de CV	8.00%
TLEVICPO MM Equity	Grupo Televisa SAB	7.30%
WALMEX* MM Equity	Wal-Mart de Mexico SAB de CV	6.90%
GMEXICOB MM Equity	Grupo Mexico SAB de CV	6.70%
ALFAA MM Equity	Alfa SAB de CV	2.80%
GAPB MM Equity	Grupo Aeroportuario del Pacifico SAB de	2.50%
KOFL MM Equity	Coca-Cola Femsa SAB de CV	2.50%
ASURB MM Equity	Grupo Aeroportuario del Sureste SAB de C	2.40%
BSMXB MM Equity	Banco Santander Mexico SA Institucion de	2.10%
GRUMAB MM Equity	Gruma SAB de CV	1.80%
AC* MM Equity	Arca Continental SAB de CV	1.70%
BIMBOA MM Equity	Grupo Bimbo SAB de CV	1.70%
IENOVA* MM Equity	Infraestructura Energetica Nova SAB de C	1.60%
KIMBERA MM Equity	Kimberly-Clark de Mexico SAB de CV	1.60%
MEXCHEM* MM Equity	Mexichem SAB de CV	1.60%
GFINBURO MM Equity	Grupo Financiero Inbursa SAB de CV	1.50%
ELEKTRA* MM Equity	Grupo Elektra SAB DE CV	1.50%
PE&OLES* MM Equity	Industrias Penoles SAB de CV	1.40%
PINFRA* MM Equity	PINFRA	1.40%
OMAB MM Equity	Grupo Aeroportuario del Centro Norte SAB	1.10%
LIVEPOLC MM Equity	El Puerto de Liverpool SAB de CV	0.90%
ALSEA* MM Equity	Alsea SAB de CV	0.90%
GCARSOA1 MM Equity	Grupo Carso SAB de CV	0.90%
GENTERA* MM Equity	Gentera SAB de CV	0.90%
MEGACPO MM Equity	Megacable Holdings SAB de CV	0.80%
CUERVO* MM Equity	Becle SAB de CV	0.60%
VOLARA MM Equity	Controladora Vuela Cia de Aviacion SAB d	0.60%
LAB B	Genomma Lab International SA de CV	0.50%
LALAB MM Equity	Grupo Lala SAB de CV	0.50%
GFREGIO MM Equity	Banregio Grupo Financiero SAB de CV	0.40%
NEMAKA MM Equity	Nemak SAB de CV	0.30%
ALPEKA MM Equity	Alpek SAB de CV	0.20%

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.bmv.com.mx

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Historical Evolution:

Period	Minimum	Maximum	Average
	Price	Price	(securities)
2013	37,517.23	44,408.43	158,084,772.05
2014	37,950.97	46,357.24	216,400,651.41
2015	40,950.58	45,773.31	248,954,553.98
2016	40,265.37	48,694.90	254,384,600.99
2017	45,553.51	51,713.38	195,650,020.71
1° Sem. 2016	40,265.37	46,263.84	285,710,775.63
2° Sem. 2016	44,364.17	48,694.90	223,398,928.26
1° Sem. 2017	45,553.51	49,939.47	189,898,890.65
2° Sem. 2017	46,973.30	51,713.38	201,307,382.35
January 2018	48,785.25	51,065.49	206,911,521.55
February 2018	47,437.93	50,591.15	217,105,296.57
March 2018	46,124.85	48,671.29	194,999,712.80
April 2018	45,826.64	49,090.74	199,465,221.33
May 2018	44,647.37	48,358.16	222,391,627.87
June 2018	45,013.13	47,197.24	192,110,122.00

Comparison base: June 29, 2013

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Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Exercises that quantify the possible yields or losses that could be generated under different scenarios.

•	IPC806R DC381

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Market Level of the Underlying Asset (NM1)	Value	Payment (MXN)
0.00	0	0.00
2,455.08	5	5.00
4,910.16	10	10.00
7,365.25	15	15.00
9,820.33	20	20.00
12,275.41	25	25.00
14,730.49	30	30.00
17,185.57	35	35.00
19,640.66	40	40.00
22,095.74	45	45.00
24,550.82	50	50.00
27,005.90	55	55.00
29,460.98	60	60.00
31,916.07	65	65.00
34,371.15	70	70.00
36,826.23	75	75.00
39,281.31	80	80.00
41,736.39	85	115.00
44,191.48	90	110.00
46,646.56	95	105.00
49,101.64	100	100.00
51,556.72	105	105.00
54,011.80	110	110.00
56,466.89	115	112.00
58,921.97	120	112.00
61,377.05	125	112.00
63,832.13	130	112.00
66,287.21	135	112.00
68,742.30	140	112.00
71,197.38	145	112.00

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EVENTS AFTER THE REPORTING PERIOD – PRO FORMA FINANCIAL STATEMENTS

Pro forma Consolidated Balance Sheet
Million pesos
	June 30th, 2017
	Banco Santander México (Consolidated)	Grupo Financiero Santander México (Individual)	Casa de Bolsa Santander (Individual)	Pro forma Adjustments	Total pro forma consolidated
Assets

Funds available	82,197	316	11	836	83,360

Margin accounts	3,603	0	0	0	3,603

Investment in securities	285,339	9,624	799	(10,145)	285,617
Trading securities	121,481	593	765	(765)	122,074
Securities available for sale	152,472	0	34	(349)	152,157
Securities held to maturity	11,386	9,031	0	(9,031)	11,386

Debtors under sale and repurchase agreements	24,786	0	600	(600)	24,786

Derivatives	140,887	0	0	0	140,887
Trading purposes	126,019	0	0	0	126,019
Hedging purposes	14,868	0	0	0	14,868

Valuation adjustment for hedged financial assets	3	0	0	0	3

Performing loan portfolio
Commercial loans	354,992	0	0	0	354,992
Commercial or business activity	294,325	0	0	0	294,325
Financial entities loans	10,931	0	0	0	10,931
Government entities loans	49,736	0	0	0	49,736
Consumer loans	98,826	0	0	0	98,826
Mortgage loans	122,601	0	0	0	122,601
Medium and residential	107,762	0	0	0	107,762
Social interest	118	0	0	0	118
Credits acquired from INFONAVIT or FOVISSSTE	14,721	0	0	0	14,721
Total performing loan portfolio	576,419	0	0	0	576,419

Non-performing loan portfolio
Commercial loans	4,541	0	0	0	4,541
Commercial or business activity	4,541	0	0	0	4,541
Consumer loans	4,171	0	0	0	4,171
Mortgage loans	4,779	0	0	0	4,779
Medium and residential	4,032	0	0	0	4,032
Social interest	18	0	0	0	18
Credits acquired from INFONAVIT or FOVISSSTE	729	0	0	0	729
Total non-performing portfolio	13,491	0	0	0	13,491
Total loan portfolio	589,910	0	0	0	589,910

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Allowance for loan losses	(20,194)	0	0	0	(20,194)
Loan portfolio (net)	569,716	0	0	0	569,716

Accrued income receivable from securitization transactions	117	0	0	0	117
Other receivables (net)	69,292	10	244	(244)	69,302
Foreclosed assets (net)	464	0	0	0	464
Property, furniture and fixtures (net)	5,598	0	8	(8)	5,598
Long-term investment in shares	90	113,844	57	(113,900)	91
Deferred taxes and deferred profit sharing (net)	19,180	0	0	(13)	19,167
Deferred charges, advance payments and intangibles	6,891	4	8	(8)	6,895
Other	48	0	170	(170)	48

Total assets	1,208,211	123,798	1,897	(124,252)	1,209,654

Liabilities

Deposits	663,062	0	0	(316)	662,746
Demand deposits	427,079	0	0	0	427,079
Time deposits – general public	156,315	0	0	(316)	155,999
Time deposits – money market	33,334	0	0	0	33,334
Credit instruments issued	45,269	0	0	0	45,269
Global Account uptake without movements	1,065	0	0	0	1,065

Bank and other loans	79,599	0	0	0	79,599
Demand loans	30,024	0	0	0	30,024
Short-term loans	25,591	0	0	0	25,591
Long-term loans	23,984	0	0	0	23,984

Creditors under sale and repurchase agreements	75,301	0	236	(236)	75,301

Securities Lending	1	0	0	0	1

Collateral sold or pledged as guarantee	18,276	0	0	0	18,276
Securities loans	18,276	0	0	0	18,276

Derivatives	139,043	0	0	0	139,043
Trading purposes	133,972	0	0	0	133,972
Hedging purposes	5,071	0	0	0	5,071

Other payables	86,475	220	491	779	87,965
Income taxes payable	7	0	7	93	107
Employee profit sharing payable	143	0	2	(2)	143
Creditors from settlement of transactions	35,971	0	247	(247)	35,971
Payable for cash collateral received	24,708	0		0	24,708
Sundry creditors and other payables	25,646	220	235	935	27,036

Subordinated credit notes	32,920	8,982	0	(9,031)	32,871

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Deferred taxes	0	13	82	(95)	0

Deferred revenues and other advances	668	0	0	0	668

Total liabilities	1,095,345	9,215	809	(8,899)	1,096,470

Paid-in capital	34,798	48,195	500	(43,100)	40,393
Historical Capital stock	8,086	25,658	500	(8,584)	25,660
Restated Capital stock	3,262	10,699	0	(10,699)	3,262
Share premium	23,450	11,838	0	(23,817)	11,471

Other capital	78,068	66,388	588	(72,253)	72,791
Capital reserves	9,515	1,944	94	(2,038)	9,515
Retained earnings	60,035	56,619	431	(62,273)	54,812
Result from valuation of available for sale securities, net	(1,277)	(1,271)	8	1,232	(1,308)
Result from valuation of cash flow hedge instruments, net	663	0	0	0	663
Cumulative effect of conversion	9	0	0	(9)	0
Adjustment employees pension fund	(22)	(33)	(11)	44	(22)
Net income	9,086	9,129	66	(9,218)	9,063
Non-controlling interest	59	0	0	9	68
Total stockholders’ equity	112,866	114,583	1,088	(115,353)	113,184

Total liabilities and stockholders´ equity	1,208,211	123,798	1,897	(124,252)	1,209,654

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Pro forma Consolidated Income Statement
Million pesos
	June 30th, 2017
	Banco Santander México (Consolidated)	Grupo Financiero Santander México (Individual)	Casa de Bolsa Santander (Individual)	Pro forma Adjustments	Total pro forma consolidated

Interest income	46,907	18	864	(871)	46,918
Interest expense	(19,981)	(5)	(822)	829	(19,979)
Net interest income	26,926	13	42	(42)	26,939

Provisions for loan losses	(10,375)	0	0	0	(10,375)
Net interest income after provisions for loan losses	16,551	13	42	(42)	16,564

Commission and fee income	10,395	0	315	(315)	10,395
Commission and fee expense	(2,629)	(6)	(49)	49	(2,635)
Net gain (loss) on financial assets and liabilities	2,048	1	79	(79)	2,049
Other operating income	384	(6)	14	(14)	378
Administrative and promotional expenses	(15,131)	(23)	(307)	307	(15,154)
Operating income	11,618	(21)	94	(94)	11,597

Equity in results of associated companies	0	9,152	1	(9,153)	0

Operating income before income taxes	11,618	9,131	95	(9,247)	11,597

Current income taxes	(1,726)	0	(7)	7	(1,726)
Deferred income taxes (net)	(806)	(2)	(22)	22	(808)

Consolidated net income	9,086	9,129	66	(9,218)	9,063

Non-controlling interest	0	0	0	0	0
Net income	9,086	9,129	66	(9,218)	9,063

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Item 2

BSMX LISTED NYSE

2Q.18
Earnings Presentation

Santander

2Q.18 Earnings Presentation Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

Safe Harbor Statement 2 Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

Robust Business Volume Growth and Solid Asset Quality 3 Source: Company filings CNBV GAAP. Notes: 1) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex (net of allowa nce s) (2Q18*4). Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex (net of allo wances) (6M18). 2) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q17;2Q18). Total loans up 10.6% YoY maintaining focus on profitability  High - Margin segment growth +10.9% YoY  Low - Margin segment growth +10.1% YoY Deposit growth of 13.0% YoY; Individual deposits expanded by 17.7% YoY  Individual demand deposits +14.9% YoY  Individual term deposits +23.1% YoY Sound asset quality  NPL ratio 2.46% +17 bps  Cost of risk 2.94% - 61 bps 3.03% - 48 bps Short term impact of our investment plan  Efficiency ratio 1 43.46% +223 bps 43.18% +242 bps  ROAE 2 17.33% +57 bps 16.58% +7 bps Making progress on implementing our operational transformation and digitalization 2Q18 YoY Var 6M18 YoY Var

Pick-Up in System Loan and Deposit Growth

Total Loans
4,462
4,578
4,746
4,772
4,917
YoY Growth
10.3%
9.8%
9.4%
9.6%
11.3%
2Q17
3Q17
4Q17
1Q18
May'18

Total Deposits
4,400
4,477
4,685
4,708
4,798
YoY Growth
10.9%
11.4%
11.5%
10.9%
11.2%
2Q17
3Q17
4Q17
1Q18
May'18

Consumer Loans[1] (YoY Growth)
10.4%
9.0%
8.5%
8.4%
8.1%
2Q17
3Q17
4Q17
1Q18
May'18

Santander

4

Pick - Up in System Loan and Deposit Growth 4 Source: CNBV Banks as of May 2018 – Billions of Pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 4,462 4,578 4,746 4,772 4,917 May’18 3Q17 10.3% 2Q17 9.8% 9.4% 4Q17 9.6% 1Q18 11.3% YoY Growth 4,400 4,477 4,685 4,708 4,798 11.4% 10.9% 10.9% 2Q17 3Q17 11.5% 4Q17 1Q18 11.2% May’18 YoY Growth 8.5% 2Q17 3Q17 4Q17 1Q18 May’18 10.4% 9.0% 8.4% 8.1% May’18 4Q17 3Q17 2Q17 1Q18 10.9% 11.3% 10.2% 8.9% 11.4%

Total Loans

+10.6%
+3.4%
589,910
613,262
617,871
630,999
652,251
2Q17
3Q17
4Q17
1Q18
2Q18

Loan Portfolio Breakdown

Consumer 8%
Credit Cards 8%
Middle-Market 27%
Mortgages 21%
Corporates 13%
SMEs 12%
Gov&FinEnt 11%

Santander

5

Santander Mexico Loan Book Up c.11%; High - Margin Segments Continue to Outperform 5 Source: Company filings CNBV GAAP, in millions of Mexican pesos. Total Loans Loan Portfolio Breakdown 1Q18 4Q17 2Q17 3Q17 2Q18 589,910 617,871 613,262 630,999 652,251 +3.4% +10.6% 2Q18 Var YoY Contribution to: Loans NII Loans High - margin segments: Middle - market 174,750 14.7% 55.3% 69.7% SMEs 76,915 10.5% Credit cards 55,037 5.6% Consumer 53,763 5.7% 360,465 10.9% Low - margin segments: Corporates 86,859 12.9% 44.7% 30.3% Government+Financial Entities 69,815 15.1% Mortgage 135,112 6.1% 291,786 10.1% Middle - Market 27% Corporates 13% Gov&FinEnt 11% SMEs 12% Mortgage s 21% Credit Cards 8% Consumer 8%

Individual Loans

2Q17 230,377 → +5.9% → 243,912 2Q18

Mortgages

+6.1%
127,380
128,884
130,492
132,350
135,112
+2.1%
2Q17
3Q17
4Q17
1Q18
2Q18

Credit Cards

+5.6%
52,128
53,220
54,372
53,795
55,037
+2.3%
2Q17
3Q17
4Q17
1Q18
2Q18

Consumer[1]

+5.7%
50,869
52,376
52,492
53,076
53,763
+1.3%
Personal
Payroll
2Q17
3Q17
4Q17
1Q18
2Q18

Santander

6

Strong Growth in Payroll Supports Consumer Loans; Ongoing Pick - Up in Mortgages 6 Source: Company filings CNBV GAAP, in millions of Mexican pesos. Market position calculated with CNBV Banks as of May 2018. Notes: 1) Includes personal, payroll and auto loans. Individual Loans 243,912 230,377 2Q17 2Q18 +5.9% 2Q17 132,350 4Q17 3Q17 1Q18 2Q18 127,380 128,884 130,492 135,112 +2.1% +6.1% 2Q17 1Q18 2Q18 3Q17 4Q17 52,128 55,037 53,220 54,372 53,795 +2.3% +5.6% 2Q17 2Q18 3Q17 4Q17 1Q18 50,869 52,376 52,492 53,076 53,763 +1.3% +5.7%  Mortgage loan growth remains impacted by run - off of acquired portfolios  Organic growth accelerating to +8.3% YoY  Launch of Hipoteca Plus which rewards new loyal customers  Credit card usage up 15% YoY  3rd largest market player  Rebalancing credit card portfolio towards a more profitability mix  Payroll up 13% YoY, above market  +3.8 million Santander Plus clients, 54% new customers  Attracting new payroll by leveraging strong position in middle - market and corporates Personal Payroll Mortgages Credit Cards Consumer 1

Headway Enhancing the Quality of the Retail Customer Base

Loyal Customers[1]

Digital Customers[1]

A loyal customer is 4x more profitable

Digital Transactions / Total Transactions[2]

9.9%
49%
51%
12.3%
35%
65%
Internet
Mobile
2Q17
2Q18

Mobile Customers[1]

Santander

7

Headway Enhancing the Quality of the Retail Customer Base 7 Notes: 1) Thousands of customers. 2) Monetary transactions. Figures may vary from previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Transactions / Total Transactions 2 Mobile Customers 1 4Q17 2Q17 2Q18 3Q17 1Q18 1,857 1,923 2,048 2,145 2,235 +20.4% 1,694 1,821 1,986 2,113 2,239 2Q18 2Q17 3Q17 4Q17 1Q18 +32.2% 1,187 1,327 1,508 1,655 1,819 2Q17 3Q17 1Q18 4Q17 2Q18 +53.3% A loyal customer is 4x more profitable 49% 12.3% 9.9% 51% 2Q17 2Q18 65% 35% Internet Mobile

Solid Expansion Across Commercial Loans while Prioritizing Margins

Commercial Loans

2Q17 359,533 → +13.6% → 408,339 2Q18

SMEs

Middle-Market

+14.7%
152,303
154,630
159,096
164,713
174,750
+6.1%
2Q17
3Q17
4Q17
1Q18
2Q18

Corporates

+12.9%
76,949
85,954
83,831
90,692
86,859
-4.2%
2Q17
3Q17
4Q17
1Q18
2Q18

Government & Fin. Ent.

+15.1%
60,667
67,901
65,836
63,426
69,815
+10.1%
2Q17
3Q17
4Q17
1Q18
2Q18

Santander

8

Solid Expansion Across Commercial Loans while Prioritizing Margins 8 Source: Company filings CNBV GAAP, in millions of Mexican pesos Commercial Loans 408,339 359,533 2Q17 2Q18 +13.6% SMEs Middle - Market Corporates Government & Fin. Ent. 69,614 2Q17 3Q17 4Q17 1Q18 2Q18 70,297 71,752 72,947 76,915 +5.4% +10.5% 2Q18 1Q18 2Q17 4Q17 83,831 3Q17 76,949 85,954 90,692 86,859 - 4.2% +12.9% 1Q18 2Q17 4Q17 3Q17 2Q18 159,096 152,303 154,630 164,713 174,750 +6.1% +14.7% 2Q18 2Q17 3Q17 4Q17 1Q18 69,815 60,667 67,901 65,836 63,426 +10.1% +15.1%

Total Deposits

+13.0%
+5.0%
698,118
665,100
647,854
626,641
617,793
Term
Demand
31%
69%
31%
69%
33%
67%
33%
67%
33%
67%
2Q17
3Q17
4Q17
1Q18
2Q18

Demand Deposits

+9.5%
428,144
468,651
Individuals +14.9%
Corporate +7.6%
2Q17
2Q18

Term Deposits*

+21.0%
189,649
229,467
Individuals +23.1%
Corporate +20.1%
2Q17
2Q18

Santander

9

Deposits Up 13% YoY Driven by Focus on Individuals and SMEs 9 Total Deposits 698,118 69% 31% 69% 33% 2Q17 31% 3Q17 67% 33% 4Q17 67% 1Q18 33% 67% 2Q18 Term Demand 617,793 626,641 647,854 665,100 +5.0% +13.0% Demand Deposits 468,651 2Q17 2Q18 428,144 +9.5% +14.9% Individuals Corporate +7.6% Term Deposits* 2Q18 2Q17 189,649 229,467 +21.0%  Total Individuals & SMEs deposits – up 17.7% and 25.2%, respectively  Santander Plus launched in May’16, continues to drive individual demand deposits through payroll accounts  Higher interest rates favor term deposit growth  Digital payroll on - boarding process supports expansion of payroll accounts Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: *Includes money market Individuals Corporate +23.1% +20.1%

Healthy Liquidity Profile and Strong Capital Position

Net Loans to Deposits[1]

92.22%
94.60%
92.28%
91.88%
90.56%
2Q17
3Q17
4Q17
1Q18
2Q18

Debt Maturity

3,821
1,735
8,855
6,210
24,152
25,599
3,000
9,846[2]
2018
2019
2020
2021
2022
2024
2026
2029+

CET1 and Capitalization

16.17%
16.19%
15.73%
15.71%
15.52%
Tier 2
AT1
CET1
11.37
11.55
10.84
11.19
10.76
2Q17
3Q17
4Q17
1Q18
2Q18**

Santander

10

Healthy Liquidity Profile and Strong Capital Position 10 Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Diversified funding sources and strong maturity profile  Strong net loan to deposit ratio supports growth opportunities  LCR* = 166.89%, well above 90% Banxico regulatory requirements  Tier 1 ratio decreased 62 bps to 12.06% Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) Including Additional Tier 1 Capital Notes issued in December 2016. / * LCR = Liquidity Coverage Ratio ** 2Q18 is preliminary 2Q17 3Q17 92.28% 94.60% 4Q17 1Q18 92.22% 2Q18 91.88% 90.56% 3,821 1,735 8,855 6,210 24,152 25,599 3,000 2018 2024 2019 2022 2020 2021 2026 2029+ 9,846 2 11.37 11.55 10.84 11.19 10.76 4Q17 3Q17 2Q17 1Q18 2Q18 ** 15.73% Tier 2 AT1 CET1 16.17% 16.19% 15.71% 15.52%

NII Up 9.5% Supported by Strategic Focus on High - Margin Loans while Prioritizing Profitability Across the Portfolio 11 Net Interest Income and NIM 1  NII grew 9.5% YoY, principally due to: ▪ Strong interest income from: Loan portfolio: +13.3% ▪ Impacted by higher costs resulting from funding of investment strategies  NIM declined 2 bps YoY to 5.27% Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: 1) Quarterly = Annualized net interest income (2Q18x4) divided by daily average interest earnings assets (2Q18) Year to date = Annualized net interest income (6M18x2) divided by daily average interest earnings assets (6M18) 13,847 1Q18 5.29 5.52 5.32 2Q17 5.79 13,506 3Q17 4Q17 5.27 2Q18 14,242 14,615 14,795 +1.2% +9.5% 6M17 26,926 5.28 5.39 6M18 29,410 +9.2%

Insurance and Cash Management Drive Net Fees 12 Net Commissions and Fees Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: * Includes fees from: collections and payments, account management, checks, foreign trade and others 2Q17 3Q17 4Q17 1Q18 2Q18 4,003 3,934 3,933 4,069 4,262 +4.7% +6.5% Cash Management* 28% Credit Cards 21% Insurance 30% Investment Funds 9% Financial advisory services 10% Purchase - sale of securities and money market transactions 2% 6M17 6M18 7,766 8,331 +7.3% Var YoY Var YoY 2Q17 1Q18 2Q18 $$ % 6M17 6M18 $$ % Cash Management* 1,093 1,206 1,175 82 7.5% 2,207 2,381 174 7.9% Credit Cards 901 1,106 917 16 1.8% 1,712 2,023 311 18.2% Insurance 1,133 999 1,265 132 11.7% 2,148 2,264 116 5.4% Investment Funds 356 394 382 26 7.3% 723 776 53 7.3% Financial advisory services 397 293 416 19 4.8% 726 709 - 17 - 2.3% Purchase - sale of securities and money market transactions 123 71 107 - 16 - 13.0% 250 178 - 72 - 28.8% Net commissions and fees 4,003 4,069 4,262 259 6.5% 7,766 8,331 565 7.3%

Gross Operating Income Up 8% YoY Driven by Solid Performance Across the Board 13 Gross Operating Income* Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: *Gross Operating Income does not include Other Income 1Q18 2Q17 2Q18 3Q17 4Q17 18,972 18,578 18,394 18,487 20,106 +6.0% +8.2% Net Interest Income 73.6% Net Commissions and Fees 21.2% Market related revenue 5.2% 6M17 6M18 36,740 39,078 +6.4% Var YoY Var YoY 2Q17 1Q18 2Q18 Var $$ Var % 6M17 6M18 Var $$ Var % Net Interest Income 13,506 14,615 14,795 1,289 9.5% 26,926 29,410 2,484 9.2% Net Commissions and Fees 4,003 4,069 4,262 259 6.5% 7,766 8,331 565 7.3% Market related revenue 1,069 288 1,049 - 20 - 1.9% 2,048 1,337 - 711 - 34.7% Gross Operating Income* 18,578 18,972 20,106 1,528 8.2% 36,740 39,078 2,338 6.4%

Loan Loss Reserves (LLR)

-11.0%
5,241
5,603
5,431
4,946
4,667
-5.6%
2Q17
3Q17
4Q17
1Q18
2Q18
-7.3%
10,375
9,613
6M17
6M18

Cost of Risk[1]

-61bps
3.55%
3.72%
3.59%
3.17%
2.94%
-23bps
2Q17
3Q17
4Q17
1Q18
2Q18
-48bps
3.51%
3.03%
6M17
6M18

Santander

14

Sound Asset Quality with Consistent Improvement in LLR and Cost of Risk 14 Loan Loss Reserves (LLR) Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: 1) Quarterly = Annualized loan loss reserves (2Q18x4) divided by average loans (4Q17,2Q18). Year to date = Annualized loan loss reserves (6M18) divided by average loans (4Q17,2Q18). * Commercial loans include: Mid - Market, SMEs, corporates, financial institutions and government. 5,431 2Q17 1Q18 3Q17 4Q17 2Q18 5,241 5,603 4,946 4,667 - 5.6% - 11.0% Cost of Risk 1 2.94% 3Q17 2Q17 4Q17 3.59% 1Q18 2Q18 3.55% 3.72% 3.17% - 23bps - 61 bps 6M18 6M17 10,375 9,613 - 7.3% 6M17 3.51% 6M18 3.03% - 48 bps NPLs 2Q17 1Q18 2Q18 Var YoY (bps) Var QoQ (bps) Consumer 4.05% 3.89% 4.09% 4 20 Credit Card 4.38% 4.22% 4.41% 3 19 Other consumer 3.71% 3.55% 3.75% 4 20 Mortgages 3.75% 4.43% 4.45% 70 2 Commercial* 1.26% 1.36% 1.37% 11 1 SMEs 1.95% 1.74% 1.92% - 3 18 Total Loans 2.29% 2.43% 2.46% 17 3

Progress on Strategic Initiatives Affects Near Term Efficiency

Administrative & Promotional Expenses

+13.3%
+12.8%
7,806
7,898
8,186
8,218
8,845
+7.6%
15,131
17,063
2Q17
3Q17
4Q17
1Q18
2Q18
6M17
6M18

Efficiency[1]

+223bps
+242bps
41.23%
42.18%
43.51%
42.88%
43.46%
+58bps
40.76%
43.18%
2Q17
3Q17
4Q17
1Q18
2Q18
6M17
6M18

Expenses Breakdown & Performance

Santander

15

Progress on Strategic Initiatives Affects Near Term Efficiency 15 Administrative & Promotional Expenses Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: 1) Quarterly = Annualized opex (2Q18x4) divided by annualized income before opex (net of allowances) (2Q18x4) Year to date = Annualized opex (6M18) divided by annualized income before opex (net of allowances) (6M18) Efficiency 1 4Q17 2Q17 3Q17 1Q18 2Q18 7,806 7,898 8,186 8,218 8,845 +7.6% +13.3% 1Q18 43.46% 4Q17 3Q17 2Q17 2Q18 42.18% 43.51% 41.23% 42.88% +58bps +223 bps Expenses Breakdown & Performance 6M17 6M18 15,131 17,063 +12.8% 6M18 6M17 40.76% 43.18% +242 bps Var YoY Var YoY 2Q17 1Q18 2Q18 $$ % 6M17 6M18 $$ % Personnel 3,341 3,617 3,889 548 16.4% 6,548 7,506 958 14.6% Admin expenses 3,121 3,164 3,440 319 10.2% 5,923 6,604 681 11.5% IPAB 709 742 778 69 9.7% 1,442 1,520 78 5.4% Dep and amort. 635 695 738 103 16.2% 1,218 1,433 215 17.7% Admin & prom expenses 7,806 8,218 8,845 1,039 13.3% 15,131 17,063 1,932 12.8%

Net Income
+12.1%
+8.9%
4,611
4,078
4,481
4,727
5,171
+9.4%
9,086
9,898
2Q17
3Q17
4Q17
1Q18
2Q18
6M17
6M18

ROAE[1]
+57bps
+7bps
16.76%
14.52%
16.04%
15.87%
17.33%
+146bps
16.51%
16.58%
2Q17
3Q17
4Q17
1Q18
2Q18
6M17
6M18

Effective Tax Rate
+272bps
+111bps
21.66%
21.95%
13.81%
21.22%
24.38%
+316bps
21.79%
22.90%
2Q17
3Q17
4Q17
1Q18
2Q18
6M17
6M18

Profit Before Taxes
+16.2%
+10.5%
5,886
5,225
5,199
6,000
6,838
+14.0%
11,618
12,838
2Q17
3Q17
4Q17
1Q18
2Q18
6M17
6M18

Santander

16

Net Income Up 12% YoY Driven by Strong Gross Operating Income and Lower Provisions 16 Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: 1) Quarterly = Annualized net income (2Q18x4) divided by average equity (4Q17,2Q18) Year to date = Annualized net income (6M18) divided by average equity (4Q17,2Q18) Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 2Q17 4,611 2Q18 1Q18 3Q17 4,727 4Q17 4,078 4,481 5,171 +9.4% +12.1% 2Q17 3Q17 4Q17 1Q18 2Q18 14.52% 16.76% 16.04% 15.87% 17.33% +146bps +57bps 1Q18 2Q17 3Q17 2Q18 4Q17 13.81% 21.66% 21.95% 21.22% 24.38% +316bps +272bps 5,225 1Q18 2Q17 3Q17 4Q17 2Q18 6,000 5,886 5,199 6,838 +14.0% +16.2% 6M17 6M18 9,086 9,898 +8.9% 6M17 6M18 16.51% 16.58% +7bps 21.79% 22.90% 6M17 6M18 +111bps 11,618 6M17 6M18 12,838 +10.5%

Santander Mexico Updates 2018 Guidance 17 Total Loans Δ 7% - 9% Δ 7% - 9% Total Deposits Δ 9% - 11% Δ 9% - 11% Cost of Risk 3.4% - 3.6% 3.2% - 3.4% Expenses Δ 12% - 14% Δ 12% - 14% Tax Rate 24% - 25% 24% - 25% Net Income Δ 4% - 6% Δ 6% - 8% Metrics 2018 Target Revised 2018 Target

Questions and Answers

19 Annexes

Macroeconomic…

GDP (% Growth)

2.9
2.0
2.1
2.4
2.4
2016
2017
2018E
2019E
2020E

Average Exchange Rate (MxP/USD)

18.7
18.4
18.7
18.9
19.3*
18.8*
18.9
2016
2017
2018E
2019E
2020E

Inflation (% Annual)

Central Bank Monetary Policy (%, end of year)

Santander

Source: INEGI, Banxico and Santander
*Revised from previous quarter

20

Macroeconomic… 20 Source: INEGI, Banxico and Santander *Revised from previous quarter GDP (% Growth) Average Exchange Rate (MxP/USD) Inflation (% Annual) Central Bank Monetary Policy (%, end of year) 2.9 2.0 2.1 2.4 2017 2.4 2016 2019E 2018E 2020E 18.7 18.9 18.9 2018E 2016 2019E 2017 2020E 19.3 * 18.8 * 3.4 6.8 4.1 3.6 3.4 2016 2017 2018E 2019E 2020E 5.75 7.25 7.25 6.25 6.00 2019E 2016 2017 2018E 2020E 18.7 18.4

Consolidated Income Statement 21 2Q18 1Q18 2Q17 % Change QoQ YoY Interest income 27,517 25,988 24,174 5.9 13.8 Interest expense (12,722) (11,373) (10,668) 11.9 19.3 Financial margin 14,795 14,615 13,506 1.2 9.5 Allowance for loan losses (4,667) (4,946) (5,241) (5.6) (11.0) Financial margin after allowance for loan losses 10,128 9,669 8,265 4.7 22.5 Commission and fee income 6,049 5,490 5,333 10.2 13.4 Commission and fee expense (1,787) (1,421) (1,330) 25.8 34.4 Net gain /(loss) on financial assets and liabilities 1,049 288 1,069 264.2 (1.9) Other operating income / (loss) 244 192 355 27.1 (31.3) Administrative and promotional expenses (8,845) (8,218) (7,806) 7.6 13.3 Total operating income 6,838 6,000 5,886 14.0 16.2 Equity in results of subsidiaries and associated companies 0 0 0 — — Income from continuing operations before income taxes 6,838 6,000 5,886 14.0 16.2 Income taxes (1,667) (1,273) (1,275) 31.0 30.7 Net income 5,171 4,727 4,611 9.4 12.1

Consolidated Balance Sheet 22 2Q18 1Q18 2Q17 % Change QoQ YoY Cash and due from banks 114,978 89,137 82,197 29.0 8.4 Margin accounts 3,767 2,812 3,603 34.0 (22.0) Investment in securities 288,369 275,640 285,339 4.6 (3.4) Debtors under sale and repurchase agreements 44,757 38,500 24,786 16.3 55.3 Derivatives 174,983 149,144 140,887 17.3 5.9 Valuation adjustment for hedged financial assets (11) (4) 3 175.0 (233.3) Total loan portafolio 652,251 630,999 589,910 3.4 7.0 Allowance for loan losses (20,027) (19,874) (20,194) 0.8 (1.6) Loan portafolio (net) 632,224 611,125 569,716 3.5 7.3 Accrued income receivable from securitization transactions 123 123 117 0.0 5.1 Other receivables (net) 85,393 87,424 69,292 (2.3) 26.2 Foreclosed assets (net) 332 455 464 (27.0) (1.9) Property, furniture and fixtures (net) 6,426 6,360 5,598 1.0 13.6 Long - term investment in shares 90 91 90 (1.1) 1.1 Deferred taxes (net) 19,187 19,561 19,180 (1.9) 2.0 Deferred charges, advance payments and intangibles 7,948 7,837 6,891 1.4 13.7 Other assets 45 44 48 2.3 (8.3) Total assets 1,378,611 1,288,249 1,208,211 7.0 6.6 Deposits 746,850 711,217 663,062 5.0 7.3 Bank and other loans 40,674 39,259 79,599 3.6 (50.7) Creditors under sale and repurchase agreements 94,087 101,085 75,301 (6.9) 34.2 Securities loans 1 1 1 0.0 n.a. Collateral sold or pledged as guarantee 31,492 23,084 18,276 36.4 26.3 Derivatives 167,278 148,910 139,043 12.3 7.1 Other payables 139,354 109,159 86,475 27.7 26.2 Subordinated debentures 35,914 32,958 32,920 9.0 0.1 Deferred revenues 441 444 668 (0.7) (33.5) Total liabilities 1,256,091 1,166,117 1,095,345 7.7 6.5 Total stockholders’ equity 122,520 122,132 112,866 0.3 8.2

Proforma Income Statement 23 Notes: 1) Most of the adjustments are related to the Brokerage House. 2) Banco Santander México as successor of Grupo Financiero Santander México 6M17 6M18 % Change Group Adjustments 1 Banco Banco 2 YoY Group Banco Financial margin 26,981 (55) 26,926 29,410 9.0 9.2 Allowance for loan losses (10,375) 0 (10,375) (9,613) (7.3) (7.3) Financial margin after allowance for loan losses 16,606 (55) 16,551 19,797 19.2 19.6 Net commissions and fees 8,027 (261) 7,766 8,331 3.8 7.3 Net gain /(loss) on financial assets and liabilities 2,129 (81) 2,048 1,337 (37.2) (34.7) Other operating income / (loss) 361 23 384 436 20.8 13.5 Administrative and promotional expenses (15,432) 301 (15,131) (17,063) 10.6 12.8 Total operating income 11,691 (73) 11,618 12,838 9.8 10.5 Income taxes (2,562) 30 (2,532) (2,940) 14.8 16.1 Net income 9,129 (43) 9,086 9,898 8.4 8.9

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